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Exhibit 2.6

STOCK PURCHASE AGREEMENT

by and among

KIRTLAND CAPITAL PARTNERS II L.P.,

KIRTLAND CAPITAL COMPANY II LLC,

TRUSEAL INVESTMENTS LTD.,

THE OTHER STOCKHOLDERS OF TRUSEAL TECHNOLOGIES, INC.
LISTED ON EXHIBIT A HERETO

and

QUANEX CORPORATION

Dated as of November 21, 2003

i

4.22	Inventory	22
4.23	Product Warranty	22
4.24	Books and Records	22
4.25	Customers, Distributors and Suppliers	22
4.26	Affiliate Transactions	23
4.27	Backlog	23
4.28	Derivative Contracts	23
4.29	Absence of Undisclosed Liability	23
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS RELATING TO ADDITIONAL MATTERS		23
5.1	Authority, Validity and Effect	23
5.2	Title	24
5.3	No Conflict	24
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER		24
6.1	Investment Intent	24
6.2	Organization and Standing	24
6.3	Authorization, Validity and Effect	24
6.4	No Conflict Required Filings and Consents	24
6.5	No Brokers	25
6.6	No Reliance	25
6.7	Financing	25
ARTICLE VII COVENANTS AND AGREEMENTS		25
7.1	Interim Operations of the Company	25
7.2	Interim Actions of the Stockholders	26
7.3	Reasonable Access; Confidentiality	26
7.4	HSR	27
7.5	Publicity	28
7.6	Records	28
7.7	Officers and Directors Indemnification	28
7.8	Notice of Events	28
7.9	Allocation of Certain Taxes	29
7.10	Preparation of Tax Returns	29
7.11	Controversies	31
7.12	Amended Tax Returns	31

7.13	Nature of Payments	31
7.14	Obligations With Respect to Product Warranties and Liabilities	31
7.15	Transaction Taxes and Other Closing Costs	32
7.16	Exclusivity Agreement	32
7.17	Noncompete	32
ARTICLE VIII CONDITIONS TO CLOSING		32
8.1	Conditions to Obligations of the Parties	32
8.2	Conditions to Obligations of the Stockholders	32
8.3	Conditions to Obligations of Buyer	33
ARTICLE IX TERMINATION OF AGREEMENT		33
9.1	Termination	33
9.2	Effect of Termination	34
ARTICLE X REMEDIES		34
10.1	Survival	34
10.2	Claims Against the Escrow Amount by Buyer Indemnitees	34
10.3	Indemnification of Stockholder Indemnitees	35
10.4	Exclusive Remedy	35
10.5	Limitations on Reimbursement to Buyer Indemnitees	35
10.6	Limitations on Indemnification by Buyer Indemnitees	37
10.7	Procedures	37
10.8	Dispute Resolution	40
ARTICLE XI MISCELLANEOUS AND GENERAL		41
11.1	Enforcement of Agreement	41
11.2	Stockholder Representative	41
11.3	Disclaimer	41
11.4	Expenses	41
11.5	Successors and Assigns	42
11.6	Third Party Beneficiaries	42
11.7	Further Assurances	42
11.8	Notices	42
11.9	Complete Agreement	43
11.10	Captions	43
11.11	Amendment	43

11.12	Waiver	43
11.13	Governing Law	44
11.14	Submission to Jurisdiction	44
11.15	Waiver of Jury Trial	44
11.16	Severability	44
11.17	Counterparts	44
11.18	Interpretation	44

SCHEDULES AND EXHIBITS

Schedules
Schedule 1.1(a)	Permitted Liens
Schedule 2.3(a)	Accounting Principles
Schedule 3.2(j)	Resignations
Schedule 3.2(p)	Consents Required for Closing
Schedule 4.1	Qualifications
Schedule 4.2	Capitalization
Schedule 4.4(a)	Conflicts
Schedule 4.4(b)	Consents of the Company and the Stockholders
Schedule 4.5(b)	Year-End Adjustments
Schedule 4.6	Taxes
Schedule 4.7	Title to Properties
Schedule 4.8	Real Property
Schedule 4.9	Material Equipment
Schedule 4.10	Compliance With Laws
Schedule 4.11	Permits
Schedule 4.12	Employee Plans
Schedule 4.13(a)	Material Contracts
Schedule 4.14	Legal Proceedings
Schedule 4.15	Brokers
Schedule 4.16	Intellectual Property
Schedule 4.17	Insurance
Schedule 4.18	Labor Matters
Schedule 4.19	Environmental Matters
Schedule 4.20	Conduct of Business
Schedule 4.21	Aging of Accounts Receivable
Schedule 4.22	Inventory
Schedule 4.25	Customers, Distributors and Suppliers
Schedule 4.26	Affiliate Transactions
Schedule 4.28	Derivative Contracts
Schedule 4.29	Undisclosed Liabilities
Schedule 6.4(b)	Required Consents of Buyer
Schedule 7.1	Interim Operations
Schedule 7.10	Company Tax Deductions
Exhibits
Exhibit A	Stockholders
Exhibit B	Optionholders
Exhibit C	Escrow Agreement

v

STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT (this "Agreement"), is dated as of November 21, 2003, by and among Kirtland Capital Partners II L.P., a Delaware limited partnership ("KCP II"), Kirtland Capital Company II LLC, a Delaware limited liability company ("KCC II") and TruSeal Investments Ltd., an Ohio limited liability company (together with KCP II and KCC II, collectively referred to herein as "Kirtland"), the other stockholders of TruSeal Technologies, Inc., a Delaware corporation (the "Company"), listed on Exhibit A attached hereto (collectively with Kirtland, the "Stockholders") and Quanex Corporation, a Delaware corporation ("Buyer").

RECITALS

        A.    The Stockholders are the record owners of an aggregate of 79,797.502 issued and outstanding shares (the "Shares") of Class A voting common stock, par value $0.01 per share (the "Class A Common Stock"), of the Company.

        B.    Those individuals listed on Exhibit B attached hereto (the "Optionholders") are the record owners of options to purchase an aggregate of 7,439.30 shares of Class A Common Stock issued pursuant to the Company's 1997 Stock Option Plan (collectively, the "Options").

        C.    The Warrantholders are the record owners of warrants to purchase an aggregate of 10,350.00 shares of Class B non-voting common stock, par value $0.01 per share (the "Class B Common Stock"), of the Company pursuant to that certain Warrantholders Agreement, dated as of June 23, 1997, by and among the Company, Kirtland and the Warrantholders and the warrant certificates issued in connection therewith (the "Warrants").

        D.    The Stockholders desire to sell to Buyer, and Buyer desires to purchase from the Stockholders, all of the Shares upon the terms set forth in this Agreement.

        E.    The Optionholders and the Warrantholders desire to surrender and terminate the Options and Warrants, respectively, for the consideration set forth in this Agreement.

        F.    Concurrently with the execution and delivery of this Agreement, the Warrantholders are executing and delivering an agreement pursuant to which they will surrender their Warrants in exchange for the purchase price described in this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and subject to the terms and conditions set forth herein, the Stockholders and Buyer hereby agree as follows:

ARTICLE I
DEFINITIONS

        For purposes of this Agreement:

        "Actions" means any suit, claim, action, legal proceeding or administrative proceeding before any Governmental Authority; any arbitration or mediation proceeding; or any investigation by any Governmental Authority.

        "Affiliate" means with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For these purposes, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        "Agreement" has the meaning set forth in the preamble.

        "Arbitration Firm" has the meaning set forth in Section 2.3(b).

        "Audited Financial Statements" has the meaning set forth in Section 4.5(a).

        "Balance Sheet Date" has the meaning set forth in Section 4.5(a).

        "Business Day" means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close.

        "Buyer" has the meaning set forth in the preamble.

        "Buyer Indemnitees" has the meaning set forth in Section 10.2.

        "Claim Response" has the meaning set forth in Section 10.7(a).

        "Claims Notice" has the meaning set forth in Section 10.7(a).

        "Class A Common Stock" has the meaning set forth in the recitals.

        "Class B Common Stock" has the meaning set forth in the recitals.

        "Closing" has the meaning set forth in Section 3.1.

        "Closing Date" has the meaning set forth in Section 3.1.

        "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

        "Common Stock" means collectively, Class A Common Stock and Class B Common Stock.

        "Company" has the meaning set forth in the preamble.

        "Company Benefit Plans" has the meaning set forth in Section 4.12(a).

        "Company Debt" means all obligations of the Company to pay any amounts under the Credit Agreement and the Securities Purchase Agreement and the related notes issued thereunder.

        "Company Financial Statements" has the meaning set forth in Section 4.5(a).

        "Company Stockholders Agreement" has the meaning set forth in Section 3.2(l).

        "Confidentiality Agreement" has the meaning set forth in Section 7.3(b).

        "Consent" means any consent, approval, authorization, qualification, waiver, order, registration or notification required to be obtained from, filed with or delivered to a Governmental Authority or any other Person.

        "Covenant Termination Date" has the meaning set forth in Section 10.1(b).

        "Credit Agreement" means the Credit Agreement, dated June 23, 1997, by and among the Company, the Guarantors party thereto, the Banks party thereto, PNC Bank, National Association, as Agent and National City Bank, as Co-Agent.

        "Damages" has the meaning set forth in Section 10.2.

        "Dispute" has the meaning set forth in Section 10.8.

        "Dispute Period" has the meaning set forth in Section 10.7(b)(i).

        "Dispute Notice" has the meaning set forth in Section 10.7(b)(i).

        "DOJ" means the United States Department of Justice.

        "Environment" means soil, surface waters, groundwater, land, streams, sediments, surface or subsurface strata and ambient air.

        "Environmental Condition" shall mean any condition of the Environment with respect to the Real Property, or with respect to any other real property at which any Hazardous Material generated by the Company or the Subsidiary prior to the Closing Date has been treated, stored or disposed of, which violates any Environmental Law, or even though not violative of any Environmental Law, nevertheless results in any Release giving rise to a third-party claim.

        "Environmental Law" means any Law relating to or concerning (a) the protection of the Environment, (b) the control of any pollutant, (c) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation or (d) the regulation of or exposure to Hazardous Materials.

        "Environmental Liabilities" means any and all Damages (including any remedial, removal, response, abatement, cleanup, investigation or monitoring costs and associated legal costs) incurred or imposed (a) pursuant to any agreement, order, notice of responsibility, directive (including directives embodied in Environmental Laws), injunction, judgment or similar document (including settlements) arising out of, in connection with, or under Environmental Laws or (b) pursuant to any claim by a Governmental Authority or any other Person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by the Governmental Authority or other Person, pursuant to common law, statute or contract and related to the use or Release of Hazardous Materials.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

        "Escrow Agent" means Comerica Bank.

        "Escrow Agreement" means the agreement by and among the Stockholder Representative, the Escrow Agent and Buyer, in the form attached hereto as Exhibit C.

        "Escrow Amount" means $12,000,000.

        "Escrow Claim" has the meaning set forth in Section 10.7(b)(i).

        "Escrow Claim Notice" has the meaning set forth in Section 10.7(b)(i).

        "Final Working Capital" has the meaning set forth in Section 2.3(a).

        "Fully Diluted Shares" means the aggregate number of shares of Common Stock outstanding at the Closing assuming the exercise of all Options and Warrants.

        "GAAP" means United States generally accepted accounting principles applied on a consistent basis.

        "General Enforceability Exceptions" has the meaning set forth in Section 4.8.

        "Governmental Authority" means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

        "Hazardous Material" means (a) any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance or contaminant, as listed, defined in, or the subject of any Environmental Law, (b) any petroleum, petroleum product or petroleum-containing material, (c) any radioactive material, urea formaldehyde, asbestos, asbestos-containing material or polychlorinated biphenyls or (d) any other chemical, substance or waste that is regulated by any Governmental Authority under any Environmental Law.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "HSR Filing" has the meaning set forth in Section 7.4.

        "Income Taxes" means any United States federal, state, local or foreign Tax that is based on or measured by reference to net income.

        "Indemnifying Party" means any Person required to provide indemnification or reimbursement, as applicable, under this Agreement.

        "Indemnitee" means any Person entitled to indemnification or reimbursement, as applicable, under this Agreement.

        "Intellectual Property" means all intellectual property of every kind and nature, including: (i) patents and patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation in part, division, revision, extension or reexamination thereof; (ii) trademarks, service marks, trade names, brand names, service names, trade dress, slogans, logos and internet domain names and their associated goodwill and registrations and applications for registration of the foregoing; (iii) trade secrets, proprietary or confidential information, formulae, compositions, processes, designs, technology, know-how and technical information, whether or not patented or patentable and (iv) copyrights, copyright registrations (including applications therefor), copyrightable works (including plans, specifications, drawings and blueprints) and website content and software.

        "Interim Financial Statements" has the meaning set forth in Section 4.5(a).

        "IRS" means the Internal Revenue Service.

        "Kirtland" has the meaning set forth in the preamble.

        "KCC II" has the meaning set forth in the preamble.

        "KCP II" has the meaning set forth in the preamble.

        "Law" means any law, statute, code, ordinance, regulation, rule, principle of common law, or Order of any Governmental Authority.

        "Liens" means any mortgage, lien, option, pledge, charge, claim, community or other marital property interest, security interest, judgment, attachment, restriction on transfer, right of way, easement, encroachment, servitude, right of first refusal or other similar encumbrance, excluding restrictions on transfer arising under applicable federal or state securities Laws.

        "Material Adverse Effect" means, with respect to the Company or Buyer, as applicable, any change, occurrence or development that has a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole, but excluding any effect (a) resulting from general economic conditions, (b) affecting companies in the industry in which it conducts its business generally, (c) resulting from the announcement or performance of this Agreement or the transactions contemplated hereby or (d) resulting from any actions required under this Agreement to obtain any Consent from any Person or Governmental Authority.

        "Material Contracts" has the meaning set forth in Section 4.13(a).

        "Material Equipment" has the meaning set forth in Section 4.9.

        "NOL Tax Benefits" means the amount of the net operating loss and any net operating loss carryforward generated in a Pre-Closing Period that are reported in the federal income Tax Return of the Company for purposes of determining the Company's regular tax liability (as defined in Section 26 of the Code) for the period ended as of the Closing Date, as reduced by any NOL Tax Benefit Adjustment, multiplied by 31%.

        "NOL Tax Benefits Adjustment" means the amount of any increase in an item of income or disallowance (or deferral) of any item of deduction in computing United States federal taxable income of the Company for a Pre-Closing Period in which a net operating loss was generated as required by settlement made in compliance with the provisions of Section 10.7 or Order that cannot be challenged or appealed or is otherwise final, less any disallowance (or deferral) of a deduction of any of the items listed on Schedule 7.10 to the extent that the amount of such disallowance (or deferral) may be deducted in computing taxable income in any of Buyer's taxable years ending on or before October 31, 2006.

        "Noncompete Provision" has the meaning set forth in Section 7.17.

        "Notice" has the meaning set forth in Section 10.7(b)(i).

        "Option Consideration" has the meaning set forth in Section 2.2(b)(ii).

        "Optionholders" has the meaning set forth in the recitals.

        "Options" has the meaning set forth in the recitals.

        "Order" means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Authority.

        "Payoff Letters" means the letters provided by the lenders or other holders of Company Debt to the Company in connection with the repayment of the Company Debt as contemplated hereby.

        "Permits" means any license, permit, authorization, certificate of authority, qualification, variance, consent, franchise, approval, registration, identification number or similar document or authority that has been issued or granted by any Governmental Authority and any applications for any of the foregoing.

        "Permitted Liens" means (a) Liens arising under the Credit Agreement, (b) Liens for Taxes, assessments and other charges of Governmental Authorities not yet due and payable, (c) mechanics', workmens', repairmen's, warehousemen's, carriers' or other like Liens arising or incurred in the ordinary course of business or by operation of Law if the underlying obligations are not due and payable and (d) with respect to the Real Property (i) any conditions that may be shown by (A) the survey of the Company's Beachwood, Ohio property conducted by Thomas J. Neff, Jr., dated October 14, 2003 or (B) the survey of the Company's Barbourville, Kentucky property conducted by A&L Surveying and Engineering, LLC, dated October 30, 2003, (ii) those easements, encroachments, restrictions, rights of way and other non-monetary title defects and Liens listed on Schedule 1.1(a) and (iii) zoning, building and other similar restrictions; provided, however, that none of the foregoing described in clauses (c) or (d) will individually or in the aggregate impair the continued use and operation of the property to which they relate in the businesses of the Company or Subsidiary as presently conducted.

        "Person" means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or Governmental Authority.

        "Post-Closing Straddle Period" has the meaning set forth in Section 7.9(b).

        "Pre-Closing Period" has the meaning set forth in Section 4.6(h).

        "Pre-Closing Straddle Period" has the meaning set forth in Section 7.9(b).

        "Product Claims Agreement" has the meaning set forth in Section 7.14.

        "Purchase Price" has the meaning set forth in Section 2.2(a).

        "Real Property" means all of the Company's and Subsidiary's real property and interest in real property, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, rights of way, all buildings and other improvements thereon and other real property interests currently used in the business or operations of the Company or Subsidiary.

        "Release" means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping of a Hazardous Material into the Environment.

        "Remedial Action" means any removal, remediation, response, cleanup, containment or other corrective action which is intended or designed to abate, eliminate or mitigate a Release of Hazardous Materials.

        "Response Period" has the meaning set forth in Section 10.7(a).

        "Responsible Party" has the meaning set forth in Section 10.7(d).

        "Securities Act" means the Securities Act of 1933, as amended.

        "Securities Purchase Agreement" means the Securities Purchase Agreement, dated June 23, 1997, by and among the Company and the Warrantholders.

        "Selling Expenses" means (a) all of the fees and expenses of Jones Day, PricewaterhouseCoopers and the Persons listed on Schedule 4.15 incurred in connection with the consummation of the transactions described in this Agreement, such amounts to be set forth in the invoices delivered to Buyer at the Closing, (b) the Stock Transfer Taxes and Costs, (c) all bonuses paid or payable to employees of the Company or Subsidiary in connection with the transactions described in this Agreement and (d) the costs (including premiums) of obtaining the insurance policy described in Section 3.2(q).

        "Share Amount" means an amount equal to the quotient of (a) the sum of (i) the Purchase Price, (ii) the aggregate exercise prices for all of the Options and (iii) the aggregate exercise prices for all of the Warrants and (b) the Fully Diluted Shares.

        "Shares" has the meaning set forth in the recitals.

        "Statement" has the meaning set forth in Section 7.10(b).

        "Stockholder Indemnitees" has the meaning set forth in Section 10.3.

        "Stockholders" has the meaning set forth in the preamble.

        "Stockholder Representative" means KCP Services, LLC, a Delaware limited liability company.

        "Stock Transfer Taxes and Costs" has the meaning set forth in Section 7.15.

        "Straddle Period" has the meaning set forth in Section 7.9.

        "Subsidiary" means TruSeal Technologies Ltd., a New Brunswick corporation and wholly-owned subsidiary of the Company.

        "Subsidiary Shares" has the meaning set forth in Section 4.3.

        "Target Working Capital Range" means between $7,278,000 and $8,578,000.

        "Tax" means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority.

        "Tax Accrual" means the amount of any current liability accruals for Taxes reflected on the Audited Financial Statements (excluding reserves for deferred Taxes) solely with respect to the Company and Subsidiary, as adjusted for operations and transactions through the Closing Date in the ordinary course of business of the Company and Subsidiary consistent with past custom and practice.

        "Tax Basket Items" has the meaning set forth in Section 7.10(c).

        "Tax Matter" has the meaning set forth in Section 7.11.

        "Tax Refund" means any Tax refund or amounts credited against Taxes, without duplication for Tax refunds or credits included in the amount of the NOL Tax Benefit, to which Buyer, the Company, Subsidiary or any of their Affiliates become entitled with respect to Taxes paid by the Company or Subsidiary for any Pre-Closing Period or Pre-Closing Straddle Period. Tax refunds or amounts credited against Taxes for a Pre-Closing Straddle Period referred to in the previous sentence shall be determined using the principles contained in Section 7.9(b).

        "Tax Returns" means all Tax returns, statements, reports and forms.

        "Taxing Authority" means any Governmental Authority responsible for the administration or imposition of any Tax.

        "Warrantholders" means collectively, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and National City Venture Corporation.

        "Warrants" has the meaning set forth in the recitals.

        "Working Capital Statement" has the meaning set forth in Section 2.3(a).

ARTICLE II
SALE AND PURCHASE

        2.1    Sale and Purchase of Shares.    At the Closing (a) the Stockholders shall sell, assign and transfer to Buyer all of the Shares, (b) the Stockholders shall deliver to Buyer the stock certificates representing all of the Shares, with duly executed stock powers attached in proper form for transfer, free and clear of all Liens, (c) the Stockholders who are Optionholders shall surrender their Options for cancellation, (d) the Stockholders will cause the Warrantholders to surrender the Warrants for cancellation and (e) Buyer shall purchase and acquire the Shares and shall pay and deliver the Purchase Price (as defined in Section 2.2) to the Stockholder Representative on behalf of the Stockholders, Optionholders and the Warrantholders and take the other actions described in this Article II.

        2.2    Purchase Price.

          (a)   Subject to the adjustment set forth in Section 2.3, in full consideration for the transfer of the Shares and the surrender of the Options and Warrants, Buyer shall pay or cause to be paid to the Stockholder Representative, on behalf of the Stockholders, Optionholders and Warrantholders, at the Closing an aggregate amount in cash equal to the excess of $113,000,000 over the sum of (i) the aggregate amount of Company Debt outstanding immediately prior to the Closing; (ii) the Selling Expenses and (iii) the Escrow Amount (the "Purchase Price"). The Purchase Price shall be payable at Closing, as further described below.

          (b)    Shares, Options and Warrants.    At the Closing, Buyer shall, except as otherwise provided in Section 2.2(b)(ii), pay the Purchase Price to the Stockholder Representative, who shall distribute the Purchase Price to the Stockholders, Optionholders and Warrantholders as follows:

            (i)    Each Stockholder shall be entitled to receive an amount in cash equal to the product of (A) the Share Amount and (B) the number of Shares owned by such holder, payable in cash by bank wire transfer of immediately available funds to an account or accounts designated by the Stockholder Representative.

            (ii)   Each Optionholder shall be entitled to receive for all shares of Class A Common Stock underlying such Options an amount (subject to applicable withholding tax and applicable withholdings under customary policies of the Company) equal to the product of (A) the Share Amount and (B) the number of Options held by such Optionholder at Closing, minus the sum of all the exercise prices for all such Options held by such Optionholder (the aggregate amount payable to all Optionholders, in their capacities as such, being hereinafter referred to as the "Option Consideration").

            (iii)  Each Warrantholder shall be entitled to receive for all shares of Class B Common Stock underlying such Warrants an amount equal to the product of (A) the Share Amount and (B) the number of shares of Class B Common Stock for which the Warrants are exercisable, minus the sum of all the exercise prices for all such Warrants held by such Warrantholder.

        The Purchase Price shall be paid to the Stockholder Representative by bank transfer of immediately available funds to an account designated by the Stockholder Representative. The Stockholder Representative shall pay the portion of the Purchase Price that is Option Consideration to the Company in cash by bank wire transfer of immediately available funds to an account or accounts designated by the Company at Closing, who shall, in turn, pay the Option Consideration in the amounts and to the Optionholders as the Stockholder Representative shall designate to the Company as promptly as practicable thereafter. From and after the time of the Closing, Buyer shall cause the Company to cooperate with the Stockholder Representative to administer the payment of the Option Consideration to the applicable Optionholders (including permitting the Stockholder Representative to run the Option Consideration payments through the Company's payroll system). The Stockholder representative shall be responsible for administering the payment of the Option Consideration and determining all amounts (including amounts paid from the Purchase Price, the Escrow Account and any adjustment payable under Section 2.3(e)) to be withheld from and to be paid to the Stockholders, Optionholders and Warrantholders.

          (c)    Other Settlements.    At the Closing, Buyer shall (i) on behalf of the Company, cause the Company Debt outstanding immediately prior to the Closing to be repaid in full to the Person or Persons entitled thereto pursuant to the Payoff Letters; (ii) pay the Selling Expenses (net of applicable withholding Taxes) to the Persons entitled thereto or to the Stockholder Representative, on behalf of the Persons entitled thereto and (iii) pay the Escrow Amount into an escrow account to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement. The Stockholder Representative shall distribute the Selling Expenses to the Persons entitled thereto.

        2.3    Purchase Price Adjustment.

          (a)    Working Capital Statement.    Within 90 days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholder Representative a working capital statement (the "Working Capital Statement"), setting forth the calculation of the amount, if any, by which (i) the Company's current assets (which assets include only account receivables and inventory) as of the Closing Date exceed (ii) the Company's current liabilities (which liabilities include only trade payables) as of the Closing Date (the "Final Working Capital"). The Working Capital Statement is to be prepared in accordance with GAAP and the principles set forth on Schedule 2.3(a).

          (b)    Dispute.    Within 30 days following receipt by the Stockholder Representative of the Working Capital Statement, the Stockholder Representative shall deliver written notice to Buyer of any dispute it has with respect to the preparation or content of the Working Capital Statement. If the Stockholder Representative does not notify Buyer of a dispute with respect to the Working

  Capital Statement within such 30-day period, such Working Capital Statement will be final, conclusive and binding on the parties. In the event of such notification of a dispute, Buyer and the Stockholder Representative shall negotiate in good faith to resolve such dispute. If Buyer and the Stockholder Representative, notwithstanding such good faith effort, fail to resolve such dispute within 30 days after the Stockholder Representative advises Buyer of its objections, then Buyer and the Stockholder Representative jointly shall engage the firm of KPMG LLP (the "Arbitration Firm") to resolve such dispute. As promptly as practicable thereafter, Buyer and the Stockholder Representative shall each prepare and submit a presentation to the Arbitration Firm. As soon as practicable thereafter, Buyer and the Stockholder Representative shall cause the Arbitration Firm to choose one of the parties positions based solely upon the presentation by Buyer and the Stockholder Representative. The party whose position is not accepted by the Arbitration Firm shall be responsible for all of the fees and expenses of the Arbitration Firm. All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties.

          (c)    Access.    For purposes of complying with the terms set forth in this Section 2.3, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Working Capital Statement and the resolution of any disputes thereunder.

          (d)    Downward Adjustment.    If the Final Working Capital (as finally determined pursuant to Section 2.3(b)) is below the bottom of the Target Working Capital Range, then the Purchase Price will be adjusted downward by the amount of such shortfall, and the Stockholder Representative shall cause the Escrow Agent to release an amount of cash equal to such shortfall from the Escrow Amount to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer to the Stockholder Representative and the Escrow Agent. Such payment is to be made within five Business Days of the date on which Final Working Capital is finally determined pursuant to Section 2.3(b). In no event shall an adjustment to the Purchase Price pursuant to this Section 2.3(d) exceed the Escrow Amount then available for distribution under the terms of the Escrow Agreement.

          (e)    Upward Adjustment.    If the Final Working Capital (as finally determined pursuant to Section 2.3(b)) is greater than the top of the Target Working Capital Range, then the Purchase Price will be adjusted upward by the amount of such excess, and Buyer shall pay or cause to be paid an amount in cash equal to such excess, by bank wire transfer of immediately available funds, to an account designated in writing by the Stockholder Representative, for the benefit of the Stockholders, Optionholders and Warrantholders. Such payments are to be made within five Business Days from the date on which the Final Working Capital is finally determined pursuant to Section 2.3(b). The Stockholder Representative shall distribute the amount of such excess to the Stockholders, Optionholders and Warrantholders.

ARTICLE III
CLOSING AND DELIVERIES

        3.1    Closing.    The closing of the transactions described in this Agreement (the "Closing") will take place at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio, at noon local time on (a) the later of January 2, 2004, or the third Business Day following the satisfaction of the condition set forth in Section 8.1(b) or (b) such other date or at such other time and place as the parties mutually agree in writing (the "Closing Date"). All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. The Closing shall be deemed to have occurred as of 11:59 p.m. Eastern time on the Closing Date.

        3.2    Deliveries by the Stockholders.    At the Closing, the Stockholders shall deliver or cause to be delivered to Buyer the following items:

          (a)   the stock certificates representing the Shares, with duly executed stock powers attached in proper form for transfer;

          (b)   all such documents reasonably requested by Buyer to evidence each Optionholder's surrender and termination of their respective Options in exchange for the payment contemplated by Section 2.2(b)(ii);

          (c)   all such documents reasonably requested by Buyer to evidence each Warrantholder's surrender and termination of their respective Warrants in exchange for the payment contemplated by Section 2.2(b)(iii), including a Form W-9 for each Warrantholder;

          (d)   the Payoff Letters reflecting all outstanding Company Debt as of the Closing Date and any necessary UCC termination statements or other releases as may be reasonably required to evidence the satisfaction of the Company Debt;

          (e)   invoices reflecting the Selling Expenses;

          (f)    the certificate of incorporation of the Company certified as of the most recent practicable date by the Secretary of State of Delaware and the certificate and articles of incorporation of Subsidiary certified as of the most recent practicable date by the government of New Brunswick;

          (g)   a certificate of the Secretary of State of Delaware as to the good standing as of the most recent practicable date of the Company in such jurisdiction and a certificate of compliance from New Brunswick as to the good standing as of the most recent practicable date of Subsidiary in such jurisdiction;

          (h)   a certificate of the Secretary of the Company, given by him on behalf of the Company and not in his individual capacity, certifying as to the bylaws of each of the Company and Subsidiary;

          (i)    certificates from an officer of the Company, given by him on behalf of the Company and not in his individual capacity, and from the Stockholder Representative, given by it on behalf of the Stockholders, to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied;

          (j)    written resignations of the directors and officers of the Company and Subsidiary set forth on Schedule 3.2(j);

          (k)   original corporate record books and stock record books of the Company and Subsidiary;

          (l)    duly executed counterparts to an agreement terminating the Stockholders Agreement, dated as of June 23, 1997, by and among the Company, Kirtland and the other stockholders parties thereto (the "Company Stockholders Agreement");

          (m)  duly executed counterparts to an agreement terminating the Advisory Agreement, dated as of June 23, 1997, by and between the Company and Kirtland Capital Corporation;

          (n)   an executed counterpart to the Escrow Agreement;

          (o)   a duly executed termination of the Confidentiality Agreement;

          (p)   executed copies of all Consents specified on Schedule 3.2(p);

          (q)   evidence reasonably satisfactory to Buyer (including a copy of the binder for such policy) that the Stockholders have caused the Company to effect a six-year paid-up insurance policy covering acts or omissions occurring on or before the Closing Date with respect to those Persons who are currently covered by the Company's current directors' and officers' insurance policy and covering those matters for which the Company shall have indemnification obligations described in Section 7.7(a);

          (r)   an amendment to this Agreement by which the Stockholders represent to Buyer that all of their representations and warranties contained in this Agreement are true and correct on the Closing Date;

          (s)   a statement provided by the Company to Buyer in accordance with Treasury Regulation Section 1.1445-2(c)(3) certifying under penalties of perjury that the shares of Class A Common Stock are not Untied States real property interests (and the Stockholder Representative shall mail the notice required under Treasury Regulation Section 1.897-2(h)(2) prepared and executed under penalties of perjury by the Company on or prior to the Closing Date to the Internal Revenue Service within five days following the Closing Date);

          (t)    certificates of insurance of the Company naming Buyer as an additional insured for those policies designated on Schedule 4.17 as policies requiring that such certificates be delivered; and

          (u)   such other instruments and certificates as may be reasonably requested by Buyer.

        3.3    Deliveries by Buyer.    At the Closing, Buyer shall deliver or cause to be delivered to the Stockholders the following items:

          (a)   the Purchase Price and the other payments specified in Section 2.2 paid in accordance with Section 2.2 to the Person or Persons entitled thereto;

          (b)   the certificate of incorporation of Buyer certified as of the most recent practicable date by the Secretary of State of Delaware;

          (c)   a certificate of the Secretary of State of Delaware as to the good standing as of the most recent practicable date of Buyer in such jurisdiction;

          (d)   a certificate of the Secretary of Buyer, given by him on behalf of Buyer and not in his individual capacity, certifying as to the bylaws of Buyer and as to the resolutions of the Board of Directors of Buyer authorizing this Agreement and the transactions contemplated hereby;

          (e)   a certificate of an officer of Buyer, given by him on behalf of Buyer and not in his individual capacity, to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied;

          (f)    an executed counterpart to the Escrow Agreement; and

          (g)   such other instruments and certificates as may be reasonably requested by the Stockholder Representative.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
THE STOCKHOLDERS RELATING TO THE COMPANY

        Each Stockholder represents and warrants to Buyer as follows:

        4.1    Organization and Standing.    Each of the Company and Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of the Company and Subsidiary has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is presently conducted. Each of the Company and Subsidiary is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified. The jurisdictions in which the Company and Subsidiary are so qualified are set forth on Schedule 4.1.

        4.2    Capitalization.    The authorized capital stock of the Company consists solely of 200,000 shares of Common Stock, of which 100,000 are designated as Class A Common Stock and 100,000 are designated as Class B Common Stock. Of the Class A Common Stock, 79,797.502 shares are issued and outstanding as of the date of this Agreement and all of such issued and outstanding shares are duly authorized, validly issued, fully paid and nonassessable. The Shares represent the only issued and outstanding shares of capital stock of the Company. The Stockholders own all of such issued and outstanding shares in the amounts set forth on Exhibit A. Except as set forth on Schedule 4.2, there are no (a) outstanding securities convertible or exchangeable into shares of capital stock of the Company; (b) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating the Company to issue, transfer or sell any shares of its capital stock, equity interests or any other securities of the Company or (c) voting trusts or other agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting, transfer or other disposition of its shares of capital stock, other than the Company Stockholders Agreement.

        4.3    Subsidiary and Equity Ownership.    Subsidiary is the only subsidiary of the Company. The authorized capital stock of Subsidiary consists solely of an unlimited number of common shares without nominal or par value (the "Subsidiary Shares") of which 100 shares are issued and outstanding. All of such issued and outstanding Subsidiary Shares are duly authorized, validly issued, fully paid and nonassessable. The Company owns all issued and outstanding Subsidiary Shares free and clear of all Liens other than Liens arising under the Credit Agreement. There are no (a) outstanding securities convertible or exchangeable into shares of capital stock of Subsidiary, (b) options, warrants, calls, subscriptions or other rights, agreements or commitments relating to the Subsidiary Shares or with respect to which Subsidiary may be obligated to issue, transfer or sell any shares of capital stock or equity interests or any other securities of Subsidiary or (c) voting trusts or other agreements or understandings to which Subsidiary or the Company is a party or by which Subsidiary or the Company is bound with respect to the voting, transfer or other disposition of any Subsidiary Shares. Except for the Company's equity interest in Subsidiary, neither the Company nor Subsidiary is a partner, member (of record or beneficially) or holder of any equity interest in any other Person.

        4.4    No Conflict; Required Filings and Consents.

          (a)   Neither the execution and delivery of this Agreement or the Escrow Agreement by the Stockholders, nor the consummation by the Stockholders of the transactions contemplated herein or in the Escrow Agreement, nor compliance by the Stockholders with any of the provisions hereof, will (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of the Company or the certificate and articles of incorporation or bylaws of Subsidiary, (ii) except as set forth on Schedule 4.4(a), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of a Lien upon any property or assets of the Company or Subsidiary, pursuant to any note, bond, mortgage, indenture, license, agreement, lease, Permit, Company Benefit Plan or other instrument or obligation to which either of them is a party or by which either of them or any of their respective properties or assets may be subject or by operation of Law or (iii) subject to receipt of the requisite approvals referred to on Schedule 4.4(b), violate any Order or Law applicable to the Company or Subsidiary or any of their respective properties or assets.

          (b)   Other than as set forth on Schedule 4.4(b), no Consent is required to be obtained by the Company or the Stockholders for the consummation by the Stockholders of the transactions contemplated in this Agreement or the Escrow Agreement.

        4.5    Financial Statements.

          (a)   Complete and correct copies of the following financial statements have been delivered to Buyer for its review: (i) the audited consolidated balance sheet of the Company and Subsidiary as of December 31, 2002 and the related audited consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002, together with the notes thereto (the "Audited Financial Statements") and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2003 (the "Balance Sheet Date") and the related unaudited consolidated statements of operations for the nine-month period then ended (the "Interim Financial Statements" and, together with the Audited Financial Statements, the "Company Financial Statements").

          (b)   The Audited Financial Statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial position, results of operations, stockholders' equity and cash flows of the Company and Subsidiary, as of the date and for the period indicated. The Interim Financial Statements have been prepared by management in accordance with GAAP, applied consistently with the Audited Financial Statements and fairly present, in all material respects, the financial position, results of operations, stockholders' equity and cash flows of the Company and Subsidiary, as of the date and for the period indicated (except for the absence of footnote disclosure and any customary year-end adjustments listed on Schedule 4.5(b)). The Company Financial Statements were derived from the books and records of the Company.

        4.6    Taxes.    Except as set forth on Schedule 4.6:

          (a)   All Tax Returns of or relating to any Tax that are required to be filed on or before the Closing Date for, by, on behalf of or with respect to either the Company or the Subsidiary (whether on a separate, consolidated, affiliated, combined, unitary or any other basis), have been or will be timely filed with the appropriate Governmental Authority on or before the Closing Date and all Taxes shown to be due and payable on such Tax Returns or related to such Tax Returns have been or will be paid in full on or before the Closing Date.

          (b)   All such Tax Returns and the information and data contained therein have been or will be properly and accurately compiled and completed, fairly present or will fairly present the information purported to be shown therein and reflect or will reflect all liabilities for Taxes for the periods covered by such Tax Returns.

          (c)   None of such Tax Returns is under audit or examination by any Governmental Authority. Neither the Company nor Subsidiary has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired. No power of attorney granted by the Company or Subsidiary with respect to any Taxes is currently in force.

          (d)   Neither the Company nor Subsidiary is a party to, bound by or has any obligation under any Tax allocation or sharing agreement.

          (e)   Except Liens for current Taxes not yet due and payable, there are no Liens for unpaid Taxes on the assets of the Company or Subsidiary and no claim for unpaid Taxes has been made by any Governmental Authority that could give rise to any such Lien.

          (f)    There is no Action currently pending or threatened with respect to the Company or Subsidiary in respect of any Tax.

          (g)   Neither the Company nor Subsidiary (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

          (h)   The amount of any liability of the Company or Subsidiary for unpaid Taxes for all periods ending on or before the date of the Audited Financial Statements does not, in the aggregate exceed the amount of the current liability accrual for Taxes (excluding reserves for deferred Taxes) reflected on the date of the Audited Financial Statements solely with respect to the Company and Subsidiary, and the amount of current liability for unpaid Taxes of the Company or Subsidiary for all periods ending on or before the Closing Date (the "Pre-Closing Period") or Pre-Closing Straddle Period does not, in the aggregate, exceed the amount of current liability accruals for Taxes (excluding reserves for deferred Taxes) as such accruals are reflected on the Audited Financial Statements, as adjusted for operations and transactions in the ordinary course of business of the Company and Subsidiary consistent with past custom and practice.

          (i)    After the date of the Interim Financial Statements, neither the Company nor Subsidiary has incurred any Taxes other than Taxes incurred in the ordinary course of business.

          (j)    The Company and Subsidiary have withheld or collected and paid over to the appropriate Governmental Authorities all Taxes required by Law to be withheld or collected, including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign Laws.

          (k)   Neither the Company nor Subsidiary has agreed to make, and is not required to make, any adjustment under Section 481(a) of the Code or similar provision of any other applicable Law.

          (l)    None of the assets or properties of the Company or Subsidiary is an asset or property that is or will be treated as being (i) owned by any other Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or (ii) tax-exempt use property within the meaning of Section 168(h)(1) of the Code.

          (m)  No special agreements, rulings or compromises have been entered into between the Company or Subsidiary and any Governmental Authority regarding the assessment or payment of Taxes.

          (n)   Complete and correct copies of the following have been delivered to Buyer: (i) any audit reports issued by a Governmental Authority within the last three years relating to the United States federal, state, local or foreign Taxes due from or with respect to the Company or Subsidiary (each of which is also listed on Schedule 4.6) and (ii) the United States federal income Tax Returns, and those state, local and foreign income Tax Returns for each of the last three taxable years, filed by the Company and Subsidiary (including consolidated federal income tax returns).

          (o)   Neither the Company nor Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of "excess parachute payments" within the meaning of Section 280G of the Code as a result of the transactions contemplated hereby.

          (p)   Neither the Company nor Subsidiary has any deferred gain or loss from a deferred intercompany transaction within the meaning of Treasury Regulation Section 1.1502-13 (or any similar provision under state, local or foreign Law) or an excess loss account within the meaning of Treasury Regulation Section 1.1502-19 (or any similar provision of state, local or foreign Law).

          (q)   There are no intercompany agreements or other agreements or arrangements between the Company or Subsidiary and any other Person relating to any Tax matters.

          (r)   Neither the Company nor Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Sections 355 or 361 of the Code.

          (s)   The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code for the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

        4.7    Title to Properties.    The Company and Subsidiary have good and valid title to all of the properties and assets, tangible or intangible, real or personal, reflected in the Company Financial Statements as being owned by the Company or Subsidiary, free and clear of all Liens except for Permitted Liens, excluding inventory sold or disposed of by the Company or Subsidiary since the date of the Company Financial Statements in the ordinary course of business. Except as set forth on Schedule 4.7, none of the properties or assets of the Company or Subsidiary is in the possession of any Person other than the Company or Subsidiary. There is no contract, agreement, commitment or understanding, whether oral or written, between the Company or Subsidiary, on the one hand, and any other Person, on the other hand, whereby such Person has the right to acquire any of the properties or assets, or any interest therein, of the Company or Subsidiary, other than for the sale of inventory and application equipment by the Company or Subsidiary in the ordinary course of business.

        4.8    Real Property.    Schedule 4.8 contains a complete and accurate description of all the Real Property and the interest therein of each of the Company and Subsidiary. The Real Property listed on Schedule 4.8 comprises all real property interests used in the conduct of the business and operations of the Company and Subsidiary. All leased buildings and all leased fixtures, equipment and other property and assets are held under leases or subleases that are valid instruments enforceable in accordance with their terms, except as limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors' rights generally from time to time in effect and (b) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at Law or in equity) (collectively, the "General Enforceability Exceptions"). Copies of all written leases and written descriptions of all oral leases pertaining to the Real Property have been delivered to Buyer. Except as set forth on Schedule 4.8 and except for the Company or Subsidiary, there are no Persons in possession or occupancy of any part of the Real Property or the facilities located on the Real Property or who have possessory rights with respect to any part of the Real Property or those facilities. Neither the Company nor Subsidiary has received any notice of any alleged or real violations or any liability under any applicable Law of any Governmental Authority having jurisdiction over any part of the Real Property, the facilities located thereon or the operation of any part of the Real Property or those facilities. There is no existing, pending or threatened or anticipated condemnation or other taking of any part of the Real Property or the facilities located thereon.

        4.9    Sufficiency of Property.    Schedule 4.9 identifies as such and contains a description, as of the Balance Sheet Date, of all of the machinery, equipment and other tangible personal property of the Company or Subsidiary having a book value of $5,000 or more (collectively, the "Material Equipment"). Except as set forth on Schedule 4.9, the Material Equipment is sufficient for Buyer to continue the Company's business in accordance with applicable Law as currently conducted by the Company. Except as set forth on Schedule 4.9, no Person, other than the Company or Subsidiary, owns or has the right to use any of the Material Equipment. All of the Material Equipment is in normal operating condition and repair, subject to ordinary wear, tear and maintenance and has been operated or used in compliance with the requirements of Laws.

        4.10    Compliance with Laws.    Except as set forth on Schedule 4.10:

          (a)   each of the Company and Subsidiary is in compliance with all Laws and Orders applicable to its business or employees conducting its business;

          (b)   each of the Company and Subsidiary has received no notification or communication from any Governmental Authority (i) asserting that the Company or Subsidiary is not in compliance with any Law or (ii) threatening to revoke any Permit owned or held by the Company or Subsidiary; and

          (c)   no currently existing condition, circumstance or event would reasonably be expected to result in any material future expenditure to maintain the business of the Company and Subsidiary in compliance with requirements with Law.

        4.11    Permits.    Schedule 4.11 contains a list of all Permits held by the Company or Subsidiary with respect to the business of the Company or the business of Subsidiary. Except as set forth on Schedule 4.11, the Permits listed on Schedule 4.11 are all the Permits that are required in connection with the businesses of the Company or Subsidiary. Each of the Company and Subsidiary is in compliance with all Permits listed on Schedule 4.11, all of which Permits are in full force and effect and there has been no violation of the requirements pertaining to those Permits.

        4.12    Employee Benefit Plans.

          (a)   Schedule 4.12 contains a complete and correct list of all Company Benefit Plans. The term "Company Benefit Plans" means all employee welfare benefit and employee pension benefit plans as defined in Sections 3(1) and 3(2) of ERISA and all other employee benefit agreements or arrangements, including deferred compensation plans, incentive plans, bonus plans or arrangements, stock option plans, stock purchase plans, stock award plans, golden parachute agreements, severance pay plans, dependent care plans, cafeteria plans, employee assistance programs, scholarship programs, employment contracts, retention incentive agreements, vacation policies and other similar plans, agreements and arrangements that are maintained or contributed to by the Company or Subsidiary or with respect to which the Company or Subsidiary may have any liability, contingent or otherwise.

          (b)   With respect to each Company Benefit Plan, the Company has heretofore made available to Buyer, as applicable, complete and correct copies of each of the following documents, as applicable:

              (i)  the Company Benefit Plan document and any amendments thereto (or if the Company Benefit Plan is not a written agreement, a description thereof);

             (ii)  the most recent annual Form 5500 report filed with the IRS;

            (iii)  the most recent annual Form 990 and 1041 reports filed with the IRS;

            (iv)  the most recent statement filed with the Department of Labor pursuant to 29 U.S.C. § 2520.104-23;

             (v)  the most recent actuarial report;

            (vi)  the most recent report prepared in accordance with statement of Financial Accounting Standards No. 87;

           (vii)  the most recent summary plan description and summaries of material modifications thereto;

          (viii)  the trust agreement, group annuity contract or other funding agreement that provides for the funding of each Company Benefit Plan;

            (ix)  the most recent financial statement;

             (x)  the most recent determination letter received from the IRS with respect to each Company Benefit Plan that is intended to qualify under Section 401 of the Code; and

            (xi)  any agreement directly relating to a Company Benefit Plan pursuant to which the Company or Subsidiary is obligated to indemnify any Person.

          (c)   No Company Benefit Plan is or at any time was (i) subject to Title IV of ERISA, (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a "multiemployer plan" within the meaning of Section 3(37) or 4001(a)(13) of ERISA or Section 414(f) of the Code or (iv) a "multiple employer plan" within the meaning of Section 413(c) of the Code.

          (d)   Neither the Company nor any other entity has engaged in a transaction that could result in the imposition upon the Company or Subsidiary of a civil penalty under Section 409 or Section 502(i) of ERISA or a Tax under Sections 4971, 4972, 4975, 4976, 4980, 4980B or 6652 of the Code with respect to any Company Benefit Plan and no fact or event exists that could reasonably be expected to give rise to any such liability.

          (e)   Each Company Benefit Plan has been operated and administered in accordance with its terms and applicable Laws, including, if applicable, ERISA and the Code.

          (f)    Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS and no condition exists that could be reasonably expected to result in the revocation of any such letter.

          (g)   Except as set forth on Schedule 4.12, no Company Benefit Plan provides medical, surgical, hospitalization or life insurance benefits (whether or not insured by a third party) for employees or former employees of the Company or Subsidiary, for periods extending beyond their retirements or other terminations of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any pension benefit plan as defined in Section 3(2) of ERISA or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary) and no commitments have been made to provide such coverage.

          (h)   Except as set forth on Schedule 4.12, the consummation of the transactions described in this Agreement, either alone or in conjunction with another event (such as a termination of employment), will not (i) entitle any current or former employee of the Company or Subsidiary to severance pay or any other payment under a Company Benefit Plan, (ii) accelerate the time of payment or vesting of benefits under a Company Benefit Plan or (iii) increase the amount of compensation due any current or former employee of the Company or Subsidiary.

          (i)    Except as set forth on Schedule 4.12, there is no litigation, action, proceeding, audit, examination or claim pending or threatened relating to any Company Benefit Plan (other than routine claims for benefits).

          (j)    The most recent financial statements and actuarial reports, if any, for the Company Benefit Plans reflect the financial condition and funding of the Company Benefit Plans as of the dates of such financial statements and actuarial reports and no adverse change has occurred with respect to the financial condition or funding of the Company Benefit Plans since the dates of such financial statements and actuarial reports.

          (k)   Neither the Company nor Subsidiary has any potential liability, contingent or otherwise, under the Coal Industry Retiree Health Benefits Act of 1992 and neither the Company, Subsidiary or any entity that has been treated as a single employer together with the Company or Subsidiary under Section 414 of the Code was, on July 20, 1992, required to be treated as a single employer under Section 414 of the Code together with an entity that was ever a party to any collective bargaining agreement or any other agreement with the United Mine Workers of America.

          (l)    Neither the Company nor Subsidiary has made any premium payments with respect to any split-dollar insurance arrangements since July 30, 2002 for any director or executive officer. Neither the Company nor Subsidiary has any obligation or liability under any plan, contract, policy or any other arrangement that limits its ability to terminate any split-dollar insurance arrangements, other than a requirement to provide 30 days' notice of termination.

          (m)  No Company Benefit Plan that is intended to satisfy the requirements of Section 401(a) of the Code has incurred a partial termination within the meaning of Section 411(d)(3) of the Code during the six-year period ending on the date of this Agreement.

          (n)   The Company has provided Buyer with a true and complete list of all non-bargaining unit employees of the Company and Subsidiary as of September 30, 2003, including the title and current compensation for each such employee.

        4.13    Contracts.

          (a)   Set forth on Schedule 4.13(a) is a list of the following agreements (whether written, electronic or oral) (the "Material Contracts"):

              (i)  each partnership or joint venture agreement to which the Company or Subsidiary is a party;

             (ii)  each agreement limiting the right of the Company or Subsidiary to engage in or compete with any Person in any business or in any geographical area;

            (iii)  each management, consulting, severance or similar agreement and each employment agreement to which the Company or Subsidiary is a party;

            (iv)  each collective bargaining agreement to which the Company or Subsidiary is a party;

             (v)  each agreement between the Company or Subsidiary, on the one hand, and any Stockholder, Warrantholder, director, officer or Affiliate of the Company or Subsidiary, on the other hand;

            (vi)  each contract, agreement or arrangement, the term of which extends beyond the one-year anniversary date of this Agreement;

           (vii)  each contract, agreement or arrangement that obligates the Company and Subsidiary to future expenditures of $100,000 or more (or assets having that value);

          (viii)  each contract, agreement or arrangement that entitles the Company and Subsidiary to future receipts of $500,000 or more (or assets having that value); and

            (ix)  each contract, agreement or arrangement (other than purchase orders and sales orders of the Company or Subsidiary) the lack of which would reasonably be expected to have a Material Adverse Effect.

          (b)   Each of the Material Contracts is in full force and effect and is a legal, valid and binding contract or agreement of the Company or Subsidiary, as applicable, subject only to the General Enforceability Exceptions, and there is no default or breach by the Company or Subsidiary or any other party, in the timely performance of any obligation to be performed or paid thereunder or any other provision thereof. The Stockholders have provided Buyer with true, complete and correct copies of all Material Contracts (including all extensions, amendments, schedules, exhibits, addenda and supplements thereto) and a written description of all Material Contracts that are not in writing. Neither the Company nor Subsidiary has affirmatively waived any right under any Material Contract.

          (c)   Without limiting the foregoing, each of the Company and Subsidiary is in substantial compliance with all purchase orders and sales orders applying to it to the extent it is obligated to perform under those orders. Schedule 4.13 includes a list of all purchase orders and sales orders in excess of $100,000 relating to the business of the Company or the business of Subsidiary as of September 30, 2003.

          (d)   Each of the Company and Subsidiary is in substantial compliance with all contracts and agreements (other than Material Contracts) to which the Company or Subsidiary is a party or by which the properties of the Company or Subsidiary are bound.

        4.14    Legal Proceedings.    Except as set forth on Schedule 4.14, there are no Actions pending or threatened or contemplated against the Company or Subsidiary or naming the Company or Subsidiary as a party. Neither the Company nor Subsidiary is subject to any ongoing Order. None of the Actions described on Schedule 4.14 could reasonably be expected to adversely affect the business or properties of the Company or Subsidiary or could reasonably be expected to (a) enjoin, restrict or prohibit the transfer of the Shares or the termination of the Options or the Warrants pursuant to this Agreement or (b) otherwise prevent the Company or Subsidiary from fulfilling all of its obligations set out in this Agreement or the Escrow Agreement. Except as set forth on Schedule 4.14, there are no Actions pending or threatened by the Company or Subsidiary against any other Person.

        4.15    No Brokers.    Except for the Persons set forth on Schedule 4.15, no broker, finder or similar agent has been employed by or on behalf of the Stockholders or the Company and no Person, with which the Stockholders or the Company has had any dealings or communications of any kind, is entitled to any brokerage commission, finder's fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby.

        4.16    Intellectual Property.

          (a)   Schedule 4.16 sets forth an accurate and complete list of (i) all patents and patent applications, all registered and unregistered trademarks, trade names and service marks and applications for registrations of the foregoing, and all registered copyrights and domain names and applications for registrations of the foregoing, owned by the Company or the Subsidiary, (ii) all licenses, sublicenses and other agreements pursuant to which any Person is authorized to use any of the Intellectual Property of the Company or Subsidiary and (iii) all licenses, sublicenses and other agreements pursuant to which the Company or Subsidiary is authorized to use any Person's Intellectual Property (other than commercial software). The Company or Subsidiary owns or has the right to use all the Intellectual Property used in the business of the Company or business of Subsidiary, free of all Liens (other than Permitted Liens) and such Intellectual Property of the Company and Subsidiary constitutes all the Intellectual Property necessary to conduct the businesses of the Company and Subsidiary as they are currently operated. Except as set forth on Schedule 4.16, neither the Company nor Subsidiary has entered into any arrangements granting rights in, and no other Person is authorized to use any of, the Intellectual Property of the Company or Subsidiary. Except as set forth on Schedule 4.16, neither the Company nor Subsidiary has any licenses or sublicenses pursuant to which it is authorized to use any other Person's Intellectual Property (other than commercial software).

          (b)   Except as set forth on Schedule 4.16, the operation of the businesses of the Company and Subsidiary, including the design, development, use, import, manufacture and sale of the products, technology and services of the Company and Subsidiary, does not infringe or misappropriate the Intellectual Property of any other Person and there is no Action currently pending or threatened that calls into question the validity, ownership or enforceability of the Intellectual Property of the

  Company or Subsidiary, asserts that any of the Intellectual Property of the Company or Subsidiary infringes or violates the rights of any Person or alleges unauthorized use, disclosure, infringement, misappropriation or other violation by the Company or Subsidiary of any Intellectual Property of any other Person. Neither the execution and delivery of this Agreement or the Escrow Agreement, nor the consummation of the transactions described in this Agreement or the Escrow Agreement, will give any other Person the right or option to cause or declare a violation of a duty, right or obligation to such Person in connection with the Intellectual Property of the Company or Subsidiary.

          (c)   Except as set forth on Schedule 4.16, neither the Company nor Subsidiary has brought or continued any Action or given any notice to any Person asserting interference, misappropriation, conflict or infringement by such Person of any of the Intellectual Property of the Company or Subsidiary or breach of any agreement involving any Intellectual Property of the Company or Subsidiary and there is no basis for any such Action. There is no unauthorized use, disclosure, infringement or misappropriation of any of the Intellectual Property of the Company or Subsidiary or breach of any contract or agreement involving that Intellectual Property of the Company or Subsidiary.

        4.17    Insurance.    Schedule 4.17 sets forth all policies of insurance covering the Company and Subsidiary, their respective businesses and assets, or their respective employees and agents and such policies are in full force and effect. Schedule 4.17, also sets forth a list of all unpaid or unsettled insurance claims other than workers compensation claims, made with respect to the business of the Company or Subsidiary. The Company has obtained insurance coverage for commercial general liabilities, including all liabilities relating to product produced or in process by the Company or Subsidiary on or before the Closing Date.

        4.18    Labor Matters.

          (a)   Except as set forth on Schedule 4.18, neither the Company nor Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of employees. The Stockholders have provided Buyer with true and correct copies of all such agreements and contracts. The Company and Subsidiary are in compliance with each of the collective bargaining agreements or other contracts or agreements with any labor organization or other representative of employees to which the Company or Subsidiary is a party. The Company has made available to Buyer a list of all employees covered by each of such agreements, their classifications thereunder and their hourly compensation rates for active employees as of November 14, 2003.

          (b)   There is no unfair labor practice charge or complaint pending or threatened with regard to employees of the Company or Subsidiary.

          (c)   There is no labor strike, slowdown, work stoppage or other labor controversy in effect or threatened against the Company or Subsidiary.

          (d)   No union certification or decertification petition has been filed or threatened that relates to employees of the Company or Subsidiary and no union authorization campaign has been conducted within the past 24 months.

          (e)   Except as set forth on Schedule 4.18, no grievance proceeding or arbitration proceeding arising out of or under any collective bargaining agreement is pending or threatened against the Company or Subsidiary related to any of its employees.

          (f)    Neither the Company nor Subsidiary is a party to, or is otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices of the Company or Subsidiary.

          (g)   Each of the Company and Subsidiary is in compliance with all applicable agreements, contracts and policies relating to employment, employment practices, wages, hours and terms and conditions of employment of the employees.

        4.19    Environmental Matters.    Except as set forth on Schedule 4.19:

          (a)   The Company and Subsidiary are operating, and in the past have operated, in compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements and obligations established under Environmental Law.

          (b)   Neither the Company nor Subsidiary has generated, manufactured, refined, transported, treated, stored, handled, disposed, transferred, produced or processed any Hazardous Materials, except in compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by the Company or Subsidiary at or in the vicinity of the Real Property that requires reporting, investigation, assessment, cleanup, remediation or any other type of response action by the Company or Subsidiary pursuant to any Environmental Law.

          (c)   The Company and Subsidiary have obtained all Permits required by Environmental Laws to conduct their business activities and operations in the manner presently conducted. All such Permits are validly issued and are in full force and effect and the Company and Subsidiary are in compliance with such Permits.

          (d)   There are no pending or threatened Actions by or before any court or other Governmental Authority directed against the Company or Subsidiary, or any of their assets, that pertain or relate to (i) any obligations or liabilities, contingent or otherwise, under any Environmental Law, (ii) violations of Environmental Laws or (iii) personal injury or property damage claims relating to the use, Release or disposal of Hazardous Materials.

          (e)   No asbestos, asbestos-containing materials or polychlorinated biphenyls are present at or in any of the Real Property.

          (f)    Neither the Company nor Subsidiary owns or operates, or has owned or operated, any underground storage tanks.

          (g)   Neither the Company nor Subsidiary is conducting or required to be conducting any of its business activities or operations under any Order or agreement issued or entered into under Environmental Laws.

          (h)   Neither the Company nor Subsidiary has agreed to, assumed or retained any Environmental Liabilities by contract.

          (i)    There are no requirements under existing Environmental Laws that, based on the current condition of the assets and properties of the Company and Subsidiary, will obligate the Company or Subsidiary to make capital improvements to any of their assets or properties or incur material expenses after Closing, other than expenditures for routine, ongoing environmental compliance, to remain in compliance with Environmental Laws.

          (j)    There exists no Environmental Condition and there has been no Release of any Hazardous Material at the Real Property or at any other location by the Company or Subsidiary that requires reporting, investigation, assessment, cleanup, remediation or any other type of response action pursuant to any Environmental Law or that could be the basis for any Environmental Liabilities.

          (k)   The Stockholders have made available to Buyer or Buyer's representatives copies of all environmental audits, assessments, investigations or other environmental reports that are in the possession of the Company, Subsidiary, or Stockholders or subject to their control that pertain to actual or potential Environmental Liabilities of the Company or Subsidiary, non-compliance of the

  Company or Subsidiary with Environmental Laws, or any of the assets or properties owned or operated by the Company or Subsidiary.

        4.20    Conduct of Business in Ordinary Course.    Except for the transactions contemplated hereby or as set forth on Schedule 4.20, since the Balance Sheet Date (a) each of the Company and Subsidiary have conducted its business and operations in the ordinary course of business consistent with past practices, (b) there has not been any change that would have a Material Adverse Effect on the Company and (c) neither the Company nor Subsidiary has taken any action that if taken after the date hereof would constitute a violation of Section 7.1.

        4.21    Accounts Receivable.    All accounts receivable of the Company and Subsidiary represent sales actually made in the ordinary course of business or valid claims as to which full performance has been rendered by the Company or Subsidiary. The reserve set forth in the Company Financial Statements against the accounts receivable for returns and bad debts has been calculated in a manner consistent with past practice. The accounts receivable reflected on the Company Financial Statements are, and the accounts receivable that will be reflected in the Final Working Capital will be, collectible using commercially reasonable collections practices net of the reserves for bad debt and reserves for credit memos set forth in the Company Financial Statements. Schedule 4.21 contains a true and correct copy of the aging of the accounts receivable of the Company and Subsidiary as of September 30, 2003. None of those receivables are subject to any Liens (other than Permitted Liens). Since January 31, 2002, there has not been any material adverse change in the collectibility of the Company's accounts receivable.

        4.22    Inventory.    The inventories of the Company and Subsidiary are of a quality and quantity useable and saleable in the normal and ordinary course of business, subject to appropriate and adequate allowances, if any, reflected on the Company's Financial Statements for obsolete, excess, slow moving and other irregular items. Schedule 4.22 is a list of all inventory of the Company and Subsidiary as of September 30, 2003. All inventory of the Company and Subsidiary as of September 30, 2003, is reflected in the Interim Financial Statements. All inventory of the Company and Subsidiary as of the Closing Date will, as of the Closing Date, be reflected on the books and records of the Company. All inventory of the Company and Subsidiary is valued at the lower of cost or market value. The inventory of the Company and Subsidiary does not include any materials held by either of them on consignment from any other Person. All inventory of the Company and Subsidiary disposed of since September 30, 2003, has been disposed of only in the ordinary course of business, consistent with past practices. The quantities of inventory of the Company and Subsidiary as of the Closing Date will be adequate to conduct their business as currently conducted. Except as set forth on Schedule 4.22, none of the inventory of the Company or Subsidiary is in the possession of others, except inventory in transit to the Company or Subsidiary in the ordinary course of business. Except as set forth on Schedule 4.22, none of the inventory of the Company or Subsidiary is subject to any claim with respect to the use of materials held on consignment.

        4.23    Product Warranty.    Other than claims for which provision has been made in the Company's Financial Statements, there have been no product warranty claims made against the Company in the past six years and no product warranty claims are currently pending or threatened against the Company.

        4.24    Books and Records.    The books and records of the Company (other than the financial books and records, accurately and fairly reflect the transactions of the Company and Subsidiary with respect to their businesses.

        4.25    Customers, Distributors and Suppliers.    Schedule 4.25 sets forth the names of all customers of the Company and Subsidiary that order goods and services from the Company or Subsidiary with an aggregate value for each such customer of $100,000 or more during the nine-month period ended September 30, 2003, and the amount for which each such customer was invoiced during that period, net of credits and discounts. Except as set forth on Schedule 4.25, no such customer has notified the Company that it will reduce purchases of products by more than 10% of the total amount of products such customer purchases from the Company or Subsidiary or has ceased, or will cease, to purchase products from the Company or Subsidiary. Schedule 4.25 sets forth the names of all suppliers from which the Company or Subsidiary ordered raw materials, supplies, merchandise and other goods and services with an aggregate purchase price for each such supplier of $100,000 or more during the nine-month period ended September 30, 2003, and the amount for which each such supplier paid the Company or Subsidiary during such period. Except as set forth on Schedule 4.25, no such supplier has notified the Company or Subsidiary that it will reduce the amount of raw materials or equipment available for purchase by the Company or Subsidiary by more than 10% of the total amount of raw materials or equipment such supplier supplies to the Company or Subsidiary or has ceased, or will cease, to sell raw materials or equipment to the Company or Subsidiary.

        4.26    Affiliate Transactions.    Except as set forth on Schedule 4.26, no employee, officer or director of the Company or Subsidiary (a) owns, directly or indirectly, in whole or in part, any Permits, real property, leasehold interests or other property, the use of which is necessary for the operation of the businesses of the Company or Subsidiary, (b) individually owes any amounts to the Company or Subsidiary in excess of $5,000, or (c) is a party to any contract or participates in any arrangement, written or oral, pursuant to which the Company or Subsidiary provides to, or receives services of any nature from, any such Person, except as to any such individual in his capacity as a employee.

        4.27    Backlog.    All outstanding customer or distributor purchase orders for products of the Company or Subsidiary have been entered at prices and on terms and conditions consistent with the normal practices of the Company or Subsidiary, as applicable. Neither the Company nor Subsidiary has been informed by any customer or distributor that any order included in the backlog of the business of the Company or Subsidiary is likely to be canceled or terminated before its completion.

        4.28    Derivative Contracts.    Except as set forth on Schedule 4.28, the Company is not a party to any derivative or hedging contracts.

        4.29    Absence of Undisclosed Liability.    Except (a) as set forth on Schedule 4.29, (b) for liabilities or obligations that are accrued or reserved against in the Interim Financial Statements, (c) for liabilities and obligations arising in the ordinary course of business after the Balance Sheet Date, (d) for liabilities or obligations under Company Benefit Plans and (e) for liabilities and obligations pursuant to the terms of Material Contracts or other contracts and agreements to which the Company or Subsidiary is a party or otherwise bound, neither the Company nor Subsidiary has any liabilities or obligations of any nature, whether known or unknown, contingent or otherwise. For purposes of clarification, any liability or obligation of the Company or Subsidiary that results from a condition, event, circumstance, activity, practice, incident, action or omission that occurred or existed on or prior to the Closing Date shall constitute a liability or obligation of the Company or Subsidiary that existed as of the Closing Date, even if the claim related to such liability or obligation did not exist or is not asserted or known until after the Closing Date.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF
THE STOCKHOLDERS RELATING TO ADDITIONAL MATTERS

        Each Stockholder represents and warrants to Buyer as follows:

        5.1    Authority, Validity and Effect.    Each of the Stockholders has all requisite power and authority or capacity to execute, deliver and perform its or his obligations under this Agreement and to consummate the transactions contemplated herein and the execution, delivery and performance of this Agreement have been duly authorized by all necessary action on behalf of the Stockholders. This Agreement is the legal, valid and binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms, except as limited by the General Enforceability Exceptions.

        5.2    Title.    The Stockholders (a) are the record and beneficial owners of their respective Shares and, if applicable, Options; (b) have full power, right and authority, and any approval required by Law, to make and enter into this Agreement and to sell, assign, transfer and deliver their respective Shares to Buyer and, if applicable, to surrender their Options to Buyer and (c) have good and valid title to their respective Shares and, if applicable, Options free and clear of all Liens. Upon the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof, at the Closing Buyer will acquire good and valid title to the Shares, free and clear of all Liens, other than Liens created by Buyer.

        5.3    No Conflict.    Neither the execution and delivery of this Agreement by the Stockholders, nor the consummation by the Stockholders of the transactions described in this Agreement, nor compliance by the Stockholders with any of the provisions of this Agreement will (a) constitute or result in a breach of any term, condition or provision of, or constitute a default under, any agreement or other instrument or obligation to which a Stockholder is a party or by which a Stockholder's assets are bound or (b) violate any Order or Law applicable to a Stockholder or its or his assets. Neither the execution and delivery of this Agreement by Kirtland, nor the consummation by Kirtland of the transactions described in this Agreement, nor compliance by Kirtland with any of the provisions of this Agreement will conflict with or result in a breach of any provisions of the partnership agreement, limited liability company agreement or other constituent documents of Kirtland. No Consent is required to be obtained by any Stockholder for the consummation of the transactions described in this Agreement.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer represents and warrants to the Stockholders as follows:

        6.1    Investment Intent.    The Shares are being purchased for Buyer's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act and the rules and regulations promulgated thereunder.

        6.2    Organization and Standing.    Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Buyer is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Material Adverse Effect on Buyer.

        6.3    Authorization, Validity and Effect.    Buyer has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as limited by the General Enforceability Exceptions.

        6.4    No Conflict Required Filings and Consents.

          (a)   Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated herein, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provisions of the articles or certificate of incorporation or bylaws or equivalent organizational documents of Buyer, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon, any property or assets of Buyer or, pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be subject or (iii) subject to receipt of the requisite approvals referred to on Schedule 6.4(b), violate any Order or Law applicable to Buyer or any of its properties or assets.

          (b)   Other than as set forth on Schedule 6.4(b), no Consent is necessary for the consummation by Buyer of the transactions contemplated by this Agreement.

        6.5    No Brokers.    Except for Aspen International Group, Inc., no broker, finder or similar agent has been employed by or on behalf of Buyer and no Person with which Buyer has had any dealings or communications of any kind is entitled to any brokerage commission, finder's fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby.

        6.6    No Reliance.    Buyer or its representatives have inspected and conducted such reasonable review and analysis (financial and otherwise) of the Company as desired by Buyer. The purchase of the Shares by Buyer and the consummation of the transactions contemplated hereunder by Buyer are not done in reliance upon any warranty or representation by, or information from, the Stockholders or the Company of any sort, oral or written, except the representations and warranties specifically set forth in this Agreement (including the disclosure schedules and exhibits hereto) and in any certificates, instruments or other documents required to be delivered to Buyer by the Stockholders, the Company or Subsidiary hereunder. Such purchase and consummation are instead done on the basis of Buyer's own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Company as well as those representations and warranties by the Stockholders, the Company and Subsidiary specifically set forth in this Agreement (including the disclosure schedules and exhibits hereto) and in any certificates, instruments or other documents required to be delivered to Buyer by the Stockholders, the Company or Subsidiary hereunder; provided, however, that nothing contained in this Section 6.6 shall affect the rights of any Buyer Indemnitee under Article X.

        6.7    Financing.    Buyer has sufficient funds available to deliver the Purchase Price, to pay the other amounts specified in Section 2.2(c) and to consummate the transactions described in this Agreement.

ARTICLE VII
COVENANTS AND AGREEMENTS

        7.1    Interim Operations of the Company.    Prior to the Closing Date or the earlier termination of this Agreement, except as set forth on Schedule 7.1 or as specified in this Agreement, unless Buyer has previously consented in writing thereto, the Stockholders shall not permit the Company or Subsidiary to:

          (a)   acquire, or dispose of, any material property or assets, mortgage or encumber any property or assets other than by means of Permitted Liens or cancel any debts owed to or claims held by the Company, except for the sale of inventory and application equipment in the ordinary course of business consistent with past practice;

          (b)   enter into, amend, terminate, settle or compromise any agreements, commitments or contracts, except agreements, commitments or contracts that are not Material Contracts and that are made in the ordinary course of business consistent with past practice;

          (c)   engage in any transactions with, or enter into any contracts or agreements with, any Affiliates of the Company, except to the extent required by Law or any existing agreements;

          (d)   enter into, adopt, amend or terminate any agreement relating to the compensation or severance of any employee of the Company or increase the amount of compensation to any employee, consultant or director, except to the extent required by Law or any existing agreements;

          (e)   make any material change to its accounting (including tax accounting) methods, principles or practices, except as may be required by GAAP;

          (f)    make any amendment to its certificate of incorporation or bylaws;

          (g)   declare or pay any dividends or distributions or repurchase any shares of capital stock;

          (h)   issue or sell any capital stock or options, warrants, calls, subscriptions or other rights to purchase any capital stock of the Company or Subsidiary or split, combine or subdivide the capital stock of the Company or Subsidiary, including the issuance of shares of Common Stock upon the exercise of Warrants or Options currently outstanding;

          (i)    except as set forth on Schedule 7.1, make any capital expenditures exceeding $50,000 in the aggregate;

          (j)    purchase any new or change any existing insurance policies; or

          (k)   agree to take any of the actions described in sub-clauses (a) through (j) above.

        In addition, except as otherwise described in this Agreement, from the date of this Agreement until the Closing Date, the Stockholders shall cause each of the Company and Subsidiary to conduct its business in the usual and ordinary course in accordance with past practice, including the maintenance of inventory levels, the payment of accounts payable and compliance with the Company's warranty policies, and the Stockholders shall cause each of the Company and Subsidiary to use commercially reasonable efforts consistent with the Company's current business practices, to preserve the goodwill of the businesses of the Company and Subsidiary, including to preserve its current relationships with customers, suppliers, agents and employees.

        7.2    Interim Actions of the Stockholders.    From the date hereof until the Closing Date or the earlier termination of this Agreement, no Stockholder shall sell or otherwise transfer any of the Shares or exercise any of the Options.

        7.3    Reasonable Access; Confidentiality.

          (a)   From the date hereof until the Closing Date or the earlier termination of this Agreement, and subject to applicable Law, the Stockholders shall cause the Company and Subsidiary to give Buyer and its representatives, upon reasonable notice to the Company, full and complete access, during normal business hours, to the assets, properties, books, records, agreements and employees of the Company and Subsidiary and shall cause the Company and Subsidiary to permit Buyer to make such inspections (except that additional Phase II environmental investigations, including, but not limited to, soil and groundwater sampling, shall not be permitted without the Company's consent) as it may reasonably require and to furnish Buyer during such period with all such information relating to the Company and Subsidiary as Buyer may from time to time reasonably request. No investigation by Buyer or its employees, representatives or agents shall modify, alter or negate any obligation or liability of the Stockholders with respect to any representation, warranty, covenant or agreement made in this Agreement or in any exhibit, schedule, certificate or other document executed or delivered in connection with this Agreement.

          (b)   Any information provided to or obtained by Buyer pursuant to paragraph (a) above will be subject to the Confidentiality Agreement, dated June 26, 2003, between McDonald Investments, Inc. and Buyer (the "Confidentiality Agreement") and must be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement.

          (c)   Until the Closing, Buyer agrees to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein and such provisions are hereby incorporated herein by reference. The Confidentiality Agreement shall terminate as of the Closing Date. The Confidentiality Agreement dated October 2, 2003, between Buyer and the Company shall also terminate as of the Closing Date.

          (d)   For a period of six years after the Closing Date and except as otherwise required by Law, each of the Stockholders shall, and shall cause their respective officers, directors, Affiliates, employees, agents and representatives to, hold in confidence and not disclose or use (A) any proprietary or other confidential and non-public information regarding Buyer disclosed to any

  Stockholder or any representative of the Company in connection with the negotiation or preparation of this Agreement; (B) the nature or resolution of any disputes arising hereunder after the Closing and (C) any proprietary or other confidential non-public information relating to the Company, Subsidiary or any of their assets, operations or businesses, except for disclosures made pursuant to Section 7.5; provided, however, (i) the confidential and non-public information shall not include any information publicly known through no fault of a Stockholder, (ii) employees of the Company and Subsidiary may use the information described in clauses (B) and (C) insofar as is necessary and appropriate in connection with their duties as employees of, and for the benefit of, the Company and Subsidiary and (iii) Kirtland may disclose the information described in clause (C) that is not proprietary and does not include any trade secrets to its lenders, advisors, investors or potential lenders or investors in the ordinary course of Kirtland's business.

          (e)   For a period of six years after the Closing Date and except as otherwise required by Law, Buyer shall, and shall cause its officers, directors, Affiliates, employees, agents and representatives to, hold in confidence and not disclose or use (i) any proprietary or other confidential and non-public information (excluding information relating to the Company and its Subsidiary) regarding the Stockholders disclosed to Buyer in connection with the negotiation or preparation of this Agreement and (ii) the nature or resolution of any dispute arising under this Agreement after the Closing, except for disclosures made pursuant to Section 7.5; provided, however, the confidential and non-public information shall not include any information publicly known through no fault of Buyer. The Stockholders acknowledge that Buyer is a publicly held company and will be required to disclose information about the transactions described in this Agreement by Law and by the New York Stock Exchange and will be required by Law to file a copy of this Agreement with the Securities and Exchange Commission and the New York Stock Exchange and to include such filings as part of Buyer's website; all such filings and disclosures may be made by Buyer notwithstanding the provisions of this Section 7.3 and Section 7.5.

          (f)    Notwithstanding the Confidentiality Agreement or anything in this Agreement to the contrary, each party to the transaction contemplated by this Agreement (and each employee, representative or other agent of each such party) may disclose to any and all Persons, without limitations of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the party relating to such tax treatment and tax structure. This authorization is not intended to permit disclosure of any other information including (without limitation): (i) any portion of any materials to the extent not related to the tax treatment or tax structure of the transaction; (ii) the identities of participants or potential participants in the transaction; (iii) the existence or status of any negotiations relating to the transaction; (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the tax treatment or tax structure of the transaction); (v) any other term or detail not relevant to the tax treatment or the tax structure of the transaction or (vi) any non-public financial information, including sales, cost, pricing or margin information, identification of any customer, vendor, supplier, employee or other party with whom the Company does business or any other non-public information that is not directly related to the potential tax consequences of entering into the transaction. In addition, no party is subject to any restriction concerning its consulting with its tax advisor regarding the tax treatment or tax structure of the transactions contemplated by this Agreement.

        7.4    HSR.    The Stockholders and Buyer shall, at Buyer's expense and as promptly as practicable, but in no event later than the end of the next Business Day following the execution and delivery of this Agreement, submit all filings required by the HSR Act (the "HSR Filing") to the DOJ, as appropriate and thereafter provide any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information will be in substantial compliance with the requirements of the HSR Act or other applicable antitrust regulation. The

Stockholders and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or other applicable antitrust regulation. The Stockholders and Buyer shall request early termination of the applicable waiting period under the HSR Act and any other applicable antitrust regulation. Each of the Stockholders and Buyer, will promptly inform the other party of any material communication received by such party from any Governmental Authority in respect of the HSR Filing. None of the parties shall (i) extend any waiting period under the HSR Act or any applicable antitrust regulation or (ii) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior consent of the other parties, which consent shall not be unreasonably withheld.

        7.5    Publicity.    Except as may be required to comply with the requirements of any applicable Law or the rules and regulations of any stock exchange or national market system upon which the securities of Buyer are listed, no party will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior approval (which approval will not be unreasonably withheld or delayed) of the other party; provided, however, that, after the Closing, each of Kirtland and Buyer will be entitled to issue any such press release or make any such other public announcement without obtaining such prior approval if it has previously provided a copy of the press release or other public announcement to the other party for a reasonable period of time for review and comment.

        7.6    Records.    With respect to the financial books and records and minute books of the Company and Subsidiary relating to matters on or prior to the Closing Date: (a) for a period of six years after the Closing Date, Buyer shall not cause or permit their destruction or disposal without first offering to surrender them to the Stockholders and (b) where there is legitimate purpose, including an audit of the Stockholders by the IRS or any other Taxing Authority, Buyer shall allow the Stockholders and its representatives access to such books and records during regular business hours.

        7.7    Officers and Directors Indemnification.

          (a)   For six years after the Closing Date, Buyer shall cause the Company (and any of its successors) to indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Company and Subsidiary to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company's certificate of incorporation and bylaws in existence on the Closing Date for acts or omissions occurring at or prior to the Closing.

          (b)   Prior to the Closing Date, the Company shall procure the six-year paid-up insurance policy described in Section 3.2(q). The cost of such policy will be treated as a Selling Expense. Buyer shall furnish such necessary information and reasonable assistance to the Company as the Company may request in connection with the procurement of such insurance policy.

          (c)   The provisions of this Section 7.7 are intended to be for the benefit of, and will be enforceable by, each indemnified party or insured Person, his or her heirs and his or her representatives and are in addition to (without duplication), and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.

        7.8    Notice of Events.

          (a)   During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Buyer shall notify the Stockholder Representative if it becomes aware of (i) the occurrence, or non-occurrence, of any event which has caused, or could reasonably be expected to cause, any representation or warranty made by it to be untrue or inaccurate at any time after the date hereof and prior to the Closing Date and (ii) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

          (b)   During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, the Stockholder Representative shall notify Buyer if it becomes aware of (i) the occurrence, or non-occurrence, of any event of which it has knowledge which has caused, or could reasonably be expected to cause, any representation or warranty made by any Stockholder to be untrue or inaccurate at any time after the date hereof and prior to the Closing Date and (ii) any failure on the part of any Stockholder to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Stockholder hereunder. Should any such event require any change to the Stockholders' disclosure schedules to this Agreement, the Stockholder Representative shall promptly deliver to Buyer a supplement to the disclosure schedules specifying such change and such supplement shall be deemed part of the disclosure schedules upon Buyer's notice that it approves such supplement.

        7.9    Allocation of Certain Taxes.

          (a)   The Stockholders and Buyer will, to the extent permitted by applicable Law, elect with the appropriate Taxing Authority to close the taxable periods of the Company and the Subsidiary as of and including the Closing Date. In any case in which applicable Law does not require or permit such a taxable period of the Company or Subsidiary to be closed as of and including the Closing Date, any Tax pertaining to a period that begins on or before the Closing Date and ends after the Closing Date (a "Straddle Period") shall be determined in accordance with the provisions of this Section 7.9 hereof.

          (b)   For purposes of this Agreement, all Taxes and Tax liabilities with respect to the income, property or operations of the Company or Subsidiary, as the case may be, that relate to a Straddle Period will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date (the "Pre-Closing Straddle Period") and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the "Post-Closing Straddle Period") in accordance with this Section 7.9(b). The portion of such Tax related to the Pre-Closing Straddle Period shall: (a) in the case of Taxes other than sales and use Taxes, value-added taxes, employment taxes and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any sales or use taxes, value-added taxes, employment taxes and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount which would be payable if the relevant taxable period or Tax year in which the income, receipts or profits were earned ended on and included the Closing Date. To the extent any Tax is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other, the portion of such Tax related to the Pre-Closing Straddle Period shall be deemed to be the greater of (A) the amount of such Tax measured by net worth or other basis determined as though the taxable values for the entire Straddle Period equal the respective values as of the Closing Date and multiplying the amount of such Tax by a fraction the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Straddle Period and the denominator of which is the number of days in the Straddle Period or (B) the amount of such Tax measured by net income determined as though the applicable Tax period terminated at the end of the day on the Closing Date. The portion of Tax related to the Post-Closing Straddle Period shall be calculated in a corresponding manner.

        7.10    Preparation of Tax Returns.

          (a)   The Stockholder Representative shall cause the Company to properly prepare and timely file any and all Tax Returns, the due date of which (including extensions) is on or before the

  Closing Date, which are required to be filed for, by, on behalf of or with respect to the Company or Subsidiary with the appropriate Taxing Authority and to be fully paid to the appropriate Taxing Authority the amount of Taxes shown to be due on such Tax Returns.

          (b)   Buyer will cause to be properly prepared and timely filed each Tax Return (other than any Tax Return described in, and covered by, Section 7.10(a), covering Pre-Closing Periods or Straddle Periods which is required to be filed for, by, on behalf of or with respect to the Company or Subsidiary after the Closing Date. All such Tax Returns shall be prepared on a basis consistent with past custom and practices and to the extent any item is not covered by past practices, in accordance with reasonable Tax accounting practices. Notwithstanding anything to the contrary herein, Buyer shall cause the items listed on Schedule 7.10 to be reported on the federal income Tax Return of the Company or Subsidiary, as the case may be, for the taxable period ending on the Closing Date, and any state, local or foreign Tax Returns to the extent allowed under applicable state, local or foreign Law. With respect to a Tax Return covering a Straddle Period, Buyer will cause to be properly prepared and timely filed each such Tax Return, which shall be prepared on a basis consistent with past custom and practices and to the extent any item is not covered by past practices, in accordance with reasonable Tax accounting practices and shall determine the portion of the Taxes shown as due on such Tax Return that is allocable to a Pre-Closing Straddle Period, which determination shall be made in accordance with Section 7.9(b) and set forth in a statement ("Statement") prepared by Buyer. Buyer shall deliver a copy of any such Tax Return required to be filed by it pursuant to this Section 7.10(b) and any related Statement to the Stockholder Representative at least 30 calendar days prior to the due date (including any extension thereof) for filing such Tax Return.

          (c)   The amount of Taxes shown to be due on any Tax Return or any Statement described in Section 7.10(b) shall be final and binding upon the Stockholders, unless the Stockholder Representative shall have delivered to Buyer (within 20 calendar days after the date of the Stockholder Representative's receipt of any such Tax Return or any related Statement) a written report containing all changes that the Stockholder Representative proposes to make to such Tax Return or any related Statement. Buyer and the Stockholder Representative shall undertake in good faith to resolve any issues raised in any such report prior to the due date (including any extension thereof) for filing such Tax Return and mutually to consent to the filing of such Tax Return and, if applicable, to agree on the determination set forth in the Statement. In the event the Stockholder Representative and Buyer are unable to resolve any dispute by the earlier of (i) 20 calendar days after the date of the Stockholder Representative's receipt of written notice from Buyer setting forth Buyer's proposed resolution of such dispute, or (ii) two calendar days prior to the due date for filing of the Tax Return in question (including any extension thereof), the Stockholder Representative and Buyer shall jointly engage the Arbitration Firm to make its independent determination with respect to the item or items in dispute and the amount or amounts related thereto. Buyer shall bear and pay one-half of the fees and other costs charged by the Arbitration Firm, and one-half of the fees and other costs charged by the Arbitration Firm shall be paid from the Escrow Amount. The determination of the Arbitration Firm shall be final and binding on the parties. Notwithstanding the foregoing, nothing in this Section 7.10(c) shall prohibit Buyer from causing the timely filing of any Tax Returns required to be filed under Section 7.10(b) but Buyer shall file, or cause to be filed, amended Tax Returns to the extent necessary to reflect the parties' resolution pursuant to the procedures set forth in this Section 7.10(c). Buyer shall timely pay, or cause to be timely paid, all Taxes shown to be due on the Tax Returns filed under Section 7.10(b). Buyer shall only be entitled to reimbursement from the Escrow Amount, without duplication for Damages referred to in Section 10.5(e), for (i) Taxes shown as due and owing on Tax Returns required to be filed by it pursuant to this Section 7.10 for Pre-Closing Periods (not including Straddle Periods) of the Company or Subsidiary and (ii) the Taxes shown on a Statement for Straddle Periods of the Company or Subsidiary, only to the extent such Taxes have become final and binding on the Stockholders pursuant to this Section 7.10 and to the extent such Taxes exceed (prior to application of the provisions of Section 10.5), in the following order, the aggregate of: (A) the Tax Accrual, provided that the Tax Accrual shall reduce the amount of such Taxes only to the extent that such Tax Accrual is related to such type of Taxes (and the Seller agrees that no reserve shall have been included in the Tax Accrual with respect to the disallowance or deferral of items listed in Schedule 7.10). To the extent such Taxes exceed the Tax Accrual, (B) the NOL Tax Benefit, provided that the NOL Tax Benefit shall reduce only Income Taxes (as reduced if at all by Section 7.10(c)(i)). To the extent such Taxes exceed the NOL Tax Benefit, (C) the Tax Refund, provided that the Tax Refund shall reduce the amount of such Taxes (as reduced if at all by Section 7.10(c)(i) or (ii)) only to the extent such Tax Refund relates to the taxing jurisdiction and type of such Taxes, as such Tax Accrual, NOL Tax Benefit, or Tax Refund (the "Tax Basket Items") may have been reduced by previous application of this Section 7.10(c) or pursuant to Section 10.5(e).

          (d)   In connection with the preparation of Tax Returns, audit examinations and any administrative or judicial proceedings relating to the tax liabilities imposed on the Company or Subsidiary for all Pre-Closing Periods, Buyer, the Company and Subsidiary, on the one hand, and the Stockholder Representative, on the other hand, shall reasonably cooperate with each other, including, without limitation, the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of accounts, or other materials reasonably necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes.

          (e)   Buyer shall not allow the Company to waive the carryback period with respect to any net operating loss for any Pre-Closing Period.

        7.11    Controversies.    Written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes for which the Stockholders may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a "Tax Matter") shall be governed in accordance with the procedures in Section 10.7.

        7.12    Amended Tax Returns.    Buyer shall not file or cause to be filed any amended Tax Returns covering any period or adjusting any Taxes for a Pre-Closing Period that would, or would reasonably be expected to, increase Taxes for which Seller was responsible under this Agreement without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld.

        7.13    Nature of Payments.    Buyer and the Stockholders agree that any indemnity payments made pursuant to this Agreement shall constitute an adjustment to the Purchase Price, unless otherwise required by law.

        7.14    Obligations With Respect to Product Warranties and Liabilities.

          (a)   From time to time as requested by Buyer following the Closing Date, the Stockholder Representative shall cause the Escrow Agent to reimburse Buyer for 80% of any out-of-pocket costs and expenses incurred by Buyer, the Company or Subsidiary arising from product warranty obligations of the Company or Subsidiary for products manufactured or shipped prior to the Closing, to the extent that those costs exceed an aggregate of $3,000,000 from and after the Closing Date. For purposes of this Section 7.14, "product warranty obligations" means those warranty obligations arising after the installation in a customer's product containing any Company products that are produced or shipped by the Company or Subsidiary on or before the Closing. The cost of product warranty obligations shall include reworked, repaired, repurchased or replaced products or payments of cash and settlement of accounts receivable and issuance of credits and incidental out-of-pocket costs; provided, however, that "product warranty obligations" shall not include amounts otherwise reimbursed following a good faith effort by the Company to collect any amounts reimbursable pursuant to the Supplemental Products Claims Agreement, dated June 23, 1997, among RPM, Inc., an Ohio corporation, Tremco Incorporated, an Ohio corporation, Tremco Ltd., a Canadian corporation and the Company (the "Product Claims Agreement").

          (b)   From time to time as requested by Buyer following the Closing Date, the Stockholder Representative shall cause the Escrow Agent to reimburse Buyer for 85% of any Damages incurred by Buyer, the Company or Subsidiary in connection with any product recall of, or Action arising from or relating to, products produced or shipped by the Company or Subsidiary on or before the Closing Date (excluding product warranty obligations described in Section 7.14(a)). For purposes of this Section 7.14(b), Damages do not include Damages otherwise reimbursed following a good faith effort by the Company to collect any amounts reimbursable pursuant to the Product Claims Agreement.

        7.15    Transaction Taxes and Other Closing Costs.    The Stockholders shall pay and be responsible for the aggregate amount of all federal, state, county, provincial, municipal, local or foreign sales, use, value-added, transfer, stamp and other similar Taxes, and transfer, recording or similar fees and charges, imposed in connection with, or as a result of, this Agreement or the consummation of the transactions contemplated by this Agreement (such aggregate amount referred to herein as the "Stock Transfer Taxes and Costs").

        7.16    Exclusivity Agreement.    For so long as this Agreement remains in effect, neither the Stockholders nor any Affiliate of the Stockholders, the Company or Subsidiary nor any of their directors, officers, employees, representatives or agents, nor anyone acting on their behalf shall, directly or indirectly, solicit, encourage (including furnishing information to any third party), negotiate or assist in any manner any offers, bids or proposals involving, directly or indirectly, (a) the sale or other disposition of the Company's assets (other than sales of inventory and application equipment in the ordinary course of business) or (b) the sale or exchange (whether through a merger or otherwise) of all or any portion of the Shares or the Subsidiary Shares, other than to Buyer. The Stockholders shall cause the Company not enter into any letter of intent, agreement in principle or other agreement with respect to any matter involving such a transaction.

        7.17    Noncompete.    Each Optionholder acknowledges and agrees that Section 3 of the option agreement (the "Noncompete Provision") entered into by each Optionholder and the Company when such Optionholder's Options were granted survives the termination of the Options and each Optionholder will be bound by the Noncompete Provision in accordance with its terms.

ARTICLE VIII
CONDITIONS TO CLOSING

        8.1    Conditions to Obligations of the Parties.    The respective obligations of the Stockholders and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:

          (a)   None of the parties hereto will be subject to any Order of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement. In the event any such Order has been issued, each party shall use its commercially reasonable efforts to have any such Order overturned or lifted.

          (b)   The applicable waiting period under the HSR Act and any other relevant antitrust Law will have expired or been terminated.

        8.2    Conditions to Obligations of the Stockholders.    The obligations of the Stockholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver

(if permitted by applicable Law) at or prior to the Closing of each of the following additional conditions:

          (a)   The representations and warranties of Buyer set forth in this Agreement will be true and correct in all respects (provided that any representation or warranty of Buyer contained herein that is subject to a materiality, Material Adverse Effect or similar qualification will not be so qualified for purposes of determining the existence of any breach thereof on the part of Buyer) as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except for such breaches that would not, individually or in the aggregate with any other breaches on the part of Buyer, materially and adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement.

          (b)   Each of the agreements and covenants of Buyer to be performed and complied with by Buyer pursuant to this Agreement prior to the Closing Date will have been duly performed and complied with in all material respects.

          (c)   Buyer will have delivered to the Stockholders the items required by Section 3.3 of this Agreement.

        8.3    Conditions to Obligations of Buyer.    The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following additional conditions:

          (a)   The representations and warranties of the Stockholders set forth in this Agreement will be true and correct in all respects (provided that any representation or warranty of the Stockholders contained herein that is subject to a materiality, Material Adverse Effect or similar qualification will not be so qualified for purposes of determining the existence of any breach thereof on the part of the Stockholders) as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except for such breaches that would not, individually or in the aggregate with any other breaches on the part of the Stockholders, reasonably be expected to have a Material Adverse Effect on the Company.

          (b)   Each of the agreements and covenants of the Stockholders to be performed and complied with by the Stockholders pursuant to this Agreement prior to or as of the Closing Date will have been duly performed and complied with in all material respects.

          (c)   The Stockholders will have delivered to Buyer the items required by Section 3.2 of this Agreement.

          (d)   No event, occurrence, fact, condition, change, development or effect shall have occurred, exist or come to exist since the date of this Agreement that, individually or in the aggregate, constitutes or is reasonably expected to constitute a Material Adverse Effect on the Company and Subsidiary.

ARTICLE IX
TERMINATION OF AGREEMENT

        9.1    Termination.    Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing Date:

          (a)   by the mutual written consent of Buyer and the Stockholder Representative;

          (b)   by Buyer or the Stockholder Representative, upon written notice to the other party, if the transactions contemplated by this Agreement have not been consummated on or prior to

  January 30, 2004, unless such failure of consummation shall be due to the failure of the party seeking such termination to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party;

          (c)   by Buyer or the Stockholder Representative, upon written notice to the other party, if a Governmental Authority of competent jurisdiction has issued an Order or any other action permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order has become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (c) has used its commercially reasonable efforts to remove such Order; or

          (d)   by Buyer or the Stockholder Representative if before the Closing Date, any Stockholder or Buyer (as applicable) is in default or breach in any material respect of any representation, warranty, covenant or agreement contained in this Agreement, and such default or breach shall not be cured within five Business Days after the date notice of such breach is delivered by the party claiming such default or breach to the defaulting or breaching party or parties.

        9.2    Effect of Termination.    In the event of termination of this Agreement pursuant to Section 9.1, no party will have any liability or any further obligation to any other party, except as provided in this Section 9.2 and except that nothing herein releases, or may be construed as releasing, any party hereto from any liability or damage to any other party hereto arising out of the breaching party's material breach in the performance of any of its covenants, agreements, duties or obligations arising under this Agreement. The obligations of the parties to this Agreement under Section 7.3 (as such Section relates to confidentiality), Section 7.5, Section 9.2 and Article XI will survive any termination of this Agreement.

ARTICLE X
REMEDIES

        10.1    Survival.    The representations, warranties, covenants and agreements of the Stockholders, on the one hand, and Buyer, on the other hand, contained in this Agreement will survive the Closing Date, but only to the extent specified below.

          (a)   The representations and warranties contained in this Agreement will survive the Closing Date until the fourth anniversary of the Closing Date, at which point such representations and warranties and any claim for reimbursement out of the Escrow Amount or claim for indemnification by any Stockholder Indemnitee, as applicable, on account thereof will terminate.

          (b)   All covenants and agreements contained in this Agreement that contemplate performance thereof following the Closing Date will survive the Closing Date until the earlier of (i) the fourth anniversary of the Closing Date or (ii) the expiration of such covenant or agreement in accordance with its terms (such date, the "Covenant Termination Date").

        10.2    Claims Against the Escrow Amount by Buyer Indemnitees.    From and after the Closing Date, the Stockholders shall indemnify and hold harmless Buyer and the Company and their successors and permitted assigns, officers, employees, directors and stockholders (collectively, the "Buyer Indemnitees") for, and will pay to Buyer Indemnitees, the amount of any and all losses, costs, liabilities, encumbrances, damages, claims, fines, penalties, assessments, judgments, expenses (including reasonable fees and expenses of outside attorneys), reasonable costs of investigation (including reasonable fees and expenses of outside accountants, consultants and experts reasonably engaged), amounts paid in settlement, court costs, and other expenses of litigation but excluding any and all internal costs and expenses incurred by any of the Buyer Indemnitees in connection with any of the foregoing (collectively, "Damages") incurred by a Buyer Indemnitee arising out of (a) any breach of any representation or warranty of any Stockholder, Optionholder or Warrantholder contained in this

Agreement or any related agreements, (b) any breach by any of the Stockholders, Optionholders or Warrantholders or the Stockholder Representative of any of their covenants or agreements contained in this Agreement or any related agreement or (c) any of the matters described on, or incorporated by reference in, Schedule 4.6, 4.14 or 4.19. Any amounts payable to the Buyer Indemnitees under this Article X shall be payable solely out of the Escrow Amount. It is the specific intention of the Stockholders to provide the Buyer Indemnitees indemnification for Damages based on undisclosed liabilities or obligations of the Company or Subsidiary that exist as of the Closing Date, whether known or unknown, contingent or otherwise, except for those exceptions specified in Section 4.29. For purposes of clarification, any liability or obligation of the Company or Subsidiary that results from a condition, event, circumstance, activity, practice, incident, action or omission that occurred or existed on or prior to the Closing Date shall constitute a liability or obligation of the Company or Subsidiary that existed as of the Closing Date, even if the claim related to such liability or obligation is not asserted until after the Closing Date.

        10.3    Indemnification of Stockholder Indemnitees.    Buyer will indemnify and hold harmless the Stockholder Representative, the Stockholders and Optionholders and their respective successors and permitted assigns, heirs and personal representatives and the officers, employees, directors and stockholders of the Stockholder Representative and the Stockholders (collectively, the "Stockholder Indemnitees") for, and will pay to the Stockholder Indemnitees the amount of any, Damages actually incurred by a Stockholder Indemnitee arising out of (a) any breach of any representation or warranty of Buyer contained in this Agreement or (b) any breach by Buyer of any of its covenants or agreements contained in this Agreement that survive the Closing Date.

        10.4    Exclusive Remedy.    The parties agree that, from and after the Closing Date, the exclusive remedies of the parties for any Damages arising out of or based upon the matters set forth in this Agreement are the reimbursement obligations described in Section 7.14 and the indemnification obligations of the parties set forth in this Article X. The provisions of this Section 10.4 shall not, however, prevent or limit a cause of action (a) on account of fraud, (b) under Section 11.1 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof or (c) under Section 2.3(b) to enforce any decision or determination of the Arbitration Firm.

        10.5    Limitations on Reimbursement to Buyer Indemnitees.    Notwithstanding anything herein to the contrary, the right of the Buyer Indemnitees to reimbursement from the Escrow Amount is limited as follows:

          (a)   Except as set forth in the immediately following sentence, the Buyer Indemnitees will not be entitled to reimbursement from the Escrow Amount pursuant to Section 10.2 for any Damages until the total of all such Damages suffered by the Buyer Indemnitees exceeds the sum of $500,000, in which event the Buyer Indemnitees will be entitled to reimbursement out of the Escrow Amount for all Damages exceeding such amount up to a maximum of the Escrow Amount; provided, however, that the foregoing sentence shall not apply with respect to any Damages arising out of any breach of any representation or warranty in Section 4.19 or the matters listed on Schedule 4.19 or the product warranty and liability matters described in Section 7.14 and Buyer shall be entitled to reimbursement from the Escrow Account for all such Damages up to a maximum of the Escrow Amount. Any Damages of a Buyer Indemnitee shall not be included in calculating the $500,000 threshold described in this Section 10.5(a) to the extent it arises out of a contract (other than a Material Contract) entered into by the Company or Subsidiary in the ordinary course of business since the date of this Agreement.

          (b)   The Buyer Indemnitees' right to reimbursement from the Escrow Amount pursuant to Section 10.2 on account of any Damages will be reduced by all insurance or other third party indemnification proceeds actually received by the Buyer Indemnitees. Buyer and the Company shall use commercially reasonable efforts to claim and recover any Damages suffered by the Buyer Indemnitees under any such insurance policies or other third party indemnities.

          (c)   Except with respect to Damages actually awarded to a third party in an action brought against a Buyer Indemnitee, the Buyer Indemnitees are not entitled to reimbursement from the Escrow Amount pursuant to Section 10.2 for punitive damages, or for lost profits, consequential, exemplary or special damages.

          (d)   The Buyer Indemnitees shall not be entitled to reimbursement from the Escrow Amount pursuant to Section 10.2 to the extent that any Buyer Indemnitee has been compensated therefor pursuant to Section 2.3.

          (e)   The Buyer Indemnitees shall be entitled to reimbursement from the Escrow Amount pursuant to Section 10.2, without duplication for any Taxes attributable to the Pre-Closing Period or Pre-Closing Straddle Period as determined under Section 7.10, for Damages arising solely out of any breach of any representation or warranty contained in Section 4.6 or matters listed on Schedule 4.6 only to the extent such Damages exceed (prior to application of the other provisions of Section 10.5), in the following order, the aggregate of: (A) the Tax Accrual, provided that the Tax Accrual shall reduce the amount of such Damages only to the extent that such Tax Accrual is related to such type of Taxes (and the Seller agrees that no reserve shall have been included in the Tax Accrual with respect to the disallowance or deferral of items listed in Schedule 7.10). To the extent such Damages exceed the Tax Accrual, (B) the NOL Tax Benefit, provided that the NOL Tax Benefit shall reduce the amount of such Damages (as reduced if at all by Section 10.5(e)(A)) only to the extent such Damages are incurred as a result of Income Taxes. To the extent such Damages exceed the NOL Tax Benefit, (C) the Tax Refund, provided that the Tax Refund shall reduce the amount of such Damages (as reduced if at all by Section 10.5(e)(A) or (B)) only to the extent such Tax Refund relates to the taxing jurisdiction and type of Tax that is the subject matter of the Damages, as such Tax Basket Items may have been reduced by previous application of this Section 10.5(e) or pursuant to Section 7.10.

          (f)    (i)    With respect to any claim based on a Remedial Action, the Buyer Indemnitees shall be entitled to reimbursement from the Escrow Account pursuant to Section 10.2(a) only if the Remedial Action is undertaken (A) in response to a claim by a third party, including a Governmental Authority, against a Buyer Indemnitee, or (B) to correct, eliminate or otherwise address a matter or condition that constitutes a violation of Environmental Laws.

            (ii)   With respect to a claim based on a Remedial Action undertaken in response to a claim by a Governmental Authority, it is a condition precedent to the right of the Buyer Indemnitees to indemnification or to be held harmless for such claim that the Buyer Indemnitees shall not solicit or importune any Governmental Authority to require such Remedial Action, unless the Buyer Indemnitees reasonably believe that they are required to do so by Environmental Laws; provided that this provision shall not preclude a Buyer Indemnitee from conducting, subsequent to the Closing, any environmental investigation or assessment activities, including soil and groundwater sampling, the Buyer Indemnitee deems necessary or desirable, or, to the extent Buyer Indemnitees reasonably believe that they are required to do so by Environmental Laws, from reporting to the appropriate Governmental Authority the results of any environmental investigation or assessment activities, including the results of the soil and groundwater sampling described in the Limited Phase II Environmental Site Assessment Report prepared by GZA GeoEnvironmental, Inc., dated November 7, 2003, with respect to the Real Property located at 403 Treuhaft Boulevard, Barbourville, Kentucky.

            (iii)  Buyer Indemnitees shall have no right to indemnification or to be held harmless with respect to a Remedial Action that is not required to be conducted by Environmental Law or by a pre-Closing contractual agreement of the Company or Subsidiary. In this regard, the

    Stockholders acknowledge that some form of Remedial Action is required by Environmental Laws with respect to the ethylbenzene discovered in the Limited Phase II Environmental Site Assessment conducted by GZA GeoEnvironmental, Inc. at the Real Property located at 403 Treuhaft Boulevard, Barbourville, Kentucky, and the Stockholders shall indemnify Buyer Indemnitees for any such Remedial Action required by Environmental Laws.

            (iv)  Buyer Indemnitees shall have no right to indemnification or to be held harmless to the extent (A) a Remedial Action is based on a cleanup standard that is more stringent or costly than the cleanup standard applicable to non-residential properties, unless the more stringent or costly Remedial Action is required by a pre-Closing contractual agreement of the Company or Subsidiary or (B) the Buyer Indemnitees fail to take reasonable actions to mitigate any Damages attributable to the Remedial Action, including where appropriate and reasonable, the use of environmental deed restrictions and the installation of engineering controls on the owned Real Property, provided that such restrictions or controls do not prevent, inhibit or increase the cost of either the business operations conducted on the owned Real Property or any construction or development plan the Company or Subsidiary has for such owned Real Property as non-residential property, and do not materially decrease the value of the owned Real Property as non-residential property. The cost of any actions required with respect to such restrictions and controls, including any post-closure monitoring or maintenance, shall be Damages for which Buyer Indemnitees shall be entitled to indemnification under the provisions of Section 10.2.

        10.6    Limitations on Indemnification by Buyer Indemnitees.

          (a)   The Stockholder Indemnitees will not be entitled to indemnification pursuant to Section 10.3 for any Damages until the total of all such Damages suffered by the Stockholder Indemnitees exceeds the sum of $500,000, in which event the Stockholder Indemnitees will be entitled to indemnification for all Damages up to a maximum of $12,000,000.

          (b)   The Stockholder Indemnitees' right to indemnification pursuant to Section 10.3 on account of any Damages will be reduced by all insurance or other third party indemnification proceeds actually received by the Stockholder Indemnitees. The Stockholders shall use commercially reasonable efforts to claim and recover any Damages suffered by the Stockholder Indemnitees under any such insurance policies or other third party indemnities.

          (c)   Except with respect to Damages actually awarded to a third party in an action brought against a Stockholder Indemnitee, the Stockholder Indemnitees are not entitled to indemnification pursuant to Section 10.3 for punitive damages, or for lost profits, consequential, exemplary or special damages.

        10.7    Procedures.

          (a)    Notice of Damages by Stockholder Indemnitee.    Subject to the limitations set forth in this Article X, if any Stockholder Indemnitee believes in good faith that it has a claim for Damages, the Stockholder Indemnitee shall, as soon as is reasonably practicable after it becomes aware of the claim, give written notice of such Damages (a "Claims Notice") to Buyer describing the Damages in reasonable detail and indicating the amount (estimated, if necessary and to the extent feasible) of Damages that have been or may be suffered by the applicable Stockholder Indemnitee. No delay in or failure to give a Claims Notice by the Stockholder Representative to Buyer pursuant to this Section 10.7(a) will adversely affect any of the other rights or remedies that the Stockholder Representative has under this Agreement, or alter or relieve Buyer of its obligation to indemnify the applicable Stockholder Indemnitee except to the extent that they are materially prejudiced thereby. Buyer shall respond to the Stockholder Representative (a "Claim Response") within 30 days (the "Response Period") after the date that the Claims Notice is sent by the

  Stockholder Representative. Any Claim Response must specify whether or not Buyer disputes the claim described in the Claims Notice. If Buyer fails to give a Claim Response within the Response Period, Buyer will be deemed not to dispute the claim described in the related Claims Notice. If Buyer elects not to dispute a claim described in a Claims Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of Damages alleged in such Claims Notice will be conclusively deemed to be an obligation of Buyer and Buyer shall pay, in cash to the Stockholder Representative within 30 days after the last day of the applicable Response Period, the amount specified in the Claims Notice. If Buyer delivers a Claim Response within the Response Period indicating that it disputes one or more of the matters identified in the Claims Notice, Buyer and the Stockholder Representative shall promptly meet and use their reasonable efforts to settle the dispute. If Buyer and the Stockholder Representative are unable to reach agreement within 30 days after the conclusion of the Response Period, then the dispute must be resolved in accordance with Section 10.8.

          (b)    Notice of Damages by Buyer Indemnitee.

            (i)    Claims with Determinable Damages.    Subject to the limitations set forth in this Article X if any Buyer Indemnitee believes in good faith that it has a claim for reimbursement against the Escrow Amount (an "Escrow Claim") the amount of which is then known, Buyer shall, as soon as reasonably practicable after it becomes aware of such Escrow Claim, notify the Stockholder Representative of such Escrow Claim by means of a written notice specifying the nature, circumstances and amount of such Escrow Claim setting forth in reasonable detail the underlying facts actually known or in good faith believed by the Buyer Indemnitee to exist sufficient to establish, as of the date of such notice, the basis for the Escrow Claim and setting forth Buyer Indemnitee's good faith calculation of the Damages incurred by the applicable Buyer Indemnitee with respect thereto (an "Escrow Claim Notice" and, together with a Claims Notice, a "Notice"). The failure by Buyer to promptly deliver an Escrow Claim Notice under this Section 10.7(b)(i) will not adversely affect the applicable Buyer Indemnitee's right to reimbursement from the Escrow Amount except to the extent the Stockholder Representative is prejudiced thereby. If, by 5:00 p.m. Eastern time on the 30th day following receipt by the Stockholder Representative of an Escrow Claim Notice (the "Dispute Period"), Buyer has not received from the Stockholder Representative notice in writing that the Stockholder Representative objects to the Escrow Claim (or the amount of Damages set forth therein) asserted in such Escrow Claim Notice (a "Dispute Notice"), Buyer and the Stockholder Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay to Buyer from the Escrow Amount the amount of Damages specified in the Claim Notice subject to the limitations contained in this Article X.

            (ii)    Claims without Determinable Damages.    Subject to the limitations set forth in this Article X, if any Buyer Indemnitee believes in good faith that it has an Escrow Claim the amount of which cannot reasonably be determined, Buyer shall, as soon as reasonably practicable after it becomes aware of such Escrow Claim, notify the Stockholder Representative by means of an Escrow Claim Notice that contains the information required by Section 10.7(b)(i) and a good faith estimate, if possible, of Buyer's calculation of the Damages incurred by the applicable Buyer Indemnitees with respect thereto. The failure by Buyer to promptly deliver an Escrow Claim Notice under this Section 10.7(b)(ii) will not adversely affect the applicable Buyer Indemnitee's right to reimbursement from the Escrow Amount except to the extent the Stockholder Representative is prejudiced thereby. If Buyer has not received a Dispute Notice from the Stockholder Representative within the Dispute Period, Buyer and the Stockholder Representative shall deliver one or more joint written instructions to the Escrow Agent instructing the Escrow Agent to pay to Buyer from the Escrow Amount the amount of Damages specified from time to time as the amount of any such Escrow Claim becomes known, provided, however, that the Stockholder Representative will be under no obligation to agree to any such payments and the making of any one such payment will be without prejudice to the continuing right of the Stockholder Representative to object to any further payment.

            (iii)    Disputes.    If the Stockholder Representative delivers a Dispute Notice to Buyer within the Dispute Period, Buyer and the Stockholder Representative shall promptly meet and use their reasonable efforts to settle the dispute as to whether and to what extent the Buyer Indemnitees are entitled to reimbursement on account of such Escrow Claim. If Buyer and the Stockholder Representative are able to reach agreement within 30 days after Buyer receives such Dispute Notice, Buyer and the Stockholder Representative shall deliver a joint written instruction to the Escrow Agent setting forth such agreement and instructing the Escrow Agent to release funds held under the Escrow Agreement in accordance with such agreement. If Buyer and the Stockholder Representative are unable to reach agreement within 30 days after Buyer receives such Dispute Notice, then the dispute must be resolved in accordance with Section 10.8. For all purposes of this Article X (including, without limitation, those pertaining to disputes under Section 10.7(a) and this Section 10.7(b)(iii)), Buyer and the Stockholder Representative shall cooperate with and make available to the other party and its respective representatives all information, records and data and shall permit reasonable access to its facilities and personnel, as may be reasonably required in connection with the resolution of such disputes.

          (c)    Opportunity to Defend Third Party Claims.    In the event of any claim by a third party against any Buyer Indemnitee or Stockholder Indemnitee for which indemnification is available hereunder, the Indemnifying Party has the right, exercisable by written notice to Buyer or the Stockholder Representative, as applicable, within 30 days of receipt of a Notice from Buyer or the Stockholder Representative, as applicable, of the commencement or assertion of any Damages arising out of such claim, to assume and conduct the defense of such claim with counsel selected by the Indemnifying Party and reasonably acceptable to Buyer or the Stockholder Representative, as applicable. If the Indemnifying Party is the Stockholder Representative, such Indemnifying Party will be entitled to defend and, subject to the provisions of Section 10.7(d), settle such claim using the Escrow Amount, and the Stockholder Representative and Buyer shall jointly instruct the Escrow Agent to release funds held under the Escrow Agreement for this purpose in accordance with the provisions of the Escrow Agreement. If the Indemnifying Party is Buyer, such Indemnifying Party shall not be entitled to defend such claim using the Escrow Amount. If the Indemnifying Party has assumed such defense as provided in this Section 10.7(c), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by any Indemnitee in connection with the defense of such claim. Notwithstanding the foregoing, such Indemnitee has the right to employ counsel separate from the counsel employed by the Indemnifying Party in the defense of any claim that the Indemnifying Party is defending and to participate in such defense, but the fees and expenses of such counsel will be at the Indemnitee's own expense, unless (i) the employment of such counsel has been specifically authorized by the Indemnifying Party or (ii) such Indemnitee has been advised by counsel reasonably satisfactory to the Indemnifying Party that there may be one or more legal defenses available to it that are different from or additional to those available to the Indemnifying Party and in the reasonable judgment of such counsel it is advisable for such Indemnitee to employ separate counsel in order to effectively assert such defense or defenses. In such event, if the Indemnifying Party is the Stockholder Representative, then the fees and expenses of such counsel will be borne from the Escrow Amount, and the Stockholder Representative and Buyer shall jointly instruct the Escrow Agent to release funds held under the Escrow Agreement for this purpose in accordance with the provisions of the Escrow Agreement. If the Indemnifying Party does not assume the defense of any third party claim in accordance with this Section 10.7(c), the Indemnitee may continue to defend such claim at the sole cost of the Indemnifying Party subject to the limitations set forth in this Article X. The Indemnitee will not consent to a settlement of, or the entry of any judgment arising from, any such claim, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). Except with the prior written consent of the Indemnitee (such consent not to be unreasonably withheld or delayed), no Indemnifying Party, in the defense of any such claim, shall consent to the entry of any judgment or enter into any settlement that (i) provides for injunctive or other nonmonetary relief affecting the Indemnitee or (ii) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim or litigation. In any such third party claim, the Indemnifying Party shall keep the Indemnitee reasonably apprised of all proceedings associated therewith and shall provide to the Indemnitee all information reasonably requested by the Indemnitee.

          (d)    Settlement.    The party responsible for the defense of any third party claim (the "Responsible Party") shall promptly notify the other party of each settlement offer with respect to a third party claim. Such other party shall notify the Responsible Party with reasonable promptness whether or not such party is willing to accept the proposed settlement offer. The Responsible Party shall not consent to any settlement of any third party claim without obtaining the prior written consent (not to be unreasonably withheld or delayed) of the other party.

          (e)    Cooperation.    From and after the Closing, and subject to applicable Law, Buyer shall (i) cause the Company and Subsidiary to give the Stockholder Representative and its representatives, upon reasonable notice to Buyer, full and complete access, during normal business hours, to the assets, properties, books, records, agreements and employees of the Company and Subsidiary, (ii) cause the Company and Subsidiary to cooperate with the Stockholder Representative and its representatives and (iii) permit the Stockholder Representative and its representatives to make such inspections, in each case described in clauses (i) through (iii) of this Section 10.7(e), as the Stockholder Representative may reasonably require to permit the Stockholder Representative to evaluate, defend, or participate in the defenses or settlement of any claim (i) by a third party against any Buyer Indemnitee for which indemnification is available hereunder and that may result in Damages payable to the Buyer Indemnitees or (ii) by a Buyer Indemnitee for which indemnification is available hereunder and that has not yet become an Action. The Stockholder Representative shall, and shall cause its representatives to, hold in confidence and not disclose or use any information acquired pursuant to the foregoing sentence except as may be necessary to defend or participate in the defense or settlement of any such claim. In the case of any claim by a third party against any Buyer Indemnitee for which indemnification is available hereunder for matters under Section 7.14(b) or any other matter with respect to which both a Buyer Indemnitee, on the one hand, and the Company or Subsidiary, on the other hand, are parties, the Stockholder Representative and the Buyer Indemnitee shall enter into an appropriate joint defense agreement.

          (f)    Other Releases of Escrow Amount.    Buyer and the Stockholder Representative shall jointly instruct the Escrow Agent to release funds held under the Escrow Agreement as described in Section 2.3 (regarding adjustment to the Purchase Price) and Section 7.14 (regarding reimbursement for certain product warranty and liability expenses and claims) or as otherwise described in the Escrow Agreement on the relevant release dates.

        10.8    Dispute Resolution.    Except as provided for in Section 2.3 (regarding adjustments to the Purchase Price), any claim, controversy or other matter in question arising out of this Agreement after the Closing Date (any "Dispute") shall be first submitted for resolution pursuant to the following procedure. First, a senior executive officer of each of Buyer and the Stockholder Representative shall meet in person to resolve the dispute within five days after written notice of the Dispute as provided by one party to the other. If the executive officers are unable to resolve the Dispute within three days after their meeting, the Chief Executive Officer of each of Buyer and the Stockholder Representative shall promptly attempt to resolve the Dispute. If the Chief Executive Officers are unable to resolve the Dispute within 15 days following the original notice of the Dispute, then Buyer and the Stockholder Representative shall submit the Dispute to mediation in accordance with such rules as they shall agree upon. If the Dispute is not resolved through such mediation proceedings within 60 days following the original notice of the Dispute, then any party may seek any remedy available under Law, including bringing an action for any relief in any court specified in Section 11.14 having appropriate jurisdiction.

ARTICLE XI
MISCELLANEOUS AND GENERAL

        11.1    Enforcement of Agreement.    The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to (a) any other remedy to which they are entitled hereunder, at Law or in equity prior to the Closing Date or (b) any other remedy to which they are entitled hereunder after the Closing Date.

        11.2    Stockholder Representative.    The Stockholder Representative is hereby constituted and appointed as agent and attorney in fact for and on behalf of the other Stockholders. Without limiting the generality of the foregoing, the Stockholder Representative has full power and authority, on behalf of each Stockholder and his, her or its successors and assigns, to (a) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by the Stockholders in connection herewith, including the Escrow Agreement, (b) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement and the Escrow Agreement (including amendments thereto), (c) receive service of process in connection with any claims under this Agreement or the Escrow Agreement, (d) agree to negotiate, enter into settlements and compromises of, assume the defense of claims, demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing, (e) give and receive notices and communications, (f) authorize delivery to Buyer of the Escrow Amount or any portion thereof in satisfaction of claims brought by Buyer for Damages, (g) object to such deliveries, (h) distribute the Escrow Amount and any earnings and proceeds thereon and (i) take all actions necessary or appropriate in the judgment of the Stockholder Representative on behalf of the Stockholders in connection with this Agreement and the Escrow Agreement.

        11.3    Disclaimer.    The Stockholders do not make, and have not made, any representations or warranties relating to the Stockholders, the Company or the business of the Company or otherwise in connection with the transactions contemplated hereby other than those expressly set forth herein. It is understood that any cost estimate, projection or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including, without limitation, any memoranda and materials provided by any representative of the Stockholders (including, without limitation, McDonald Investments, Inc.) are not and shall not be deemed to be or to include representations or warranties of the Stockholders. Except as set forth in Section 11.2, no Person has been authorized by the Stockholders to make any representation or warranty relating to the Stockholders, the Company or the business of the Company or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by the Stockholders and shall not be deemed to have been made by the Stockholders.

        11.4    Expenses.    Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the party incurring such expenses except as expressly provided herein.

        11.5    Successors and Assigns.    This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns, but is not assignable by any party without the prior written consent of the other parties hereto.

        11.6    Third Party Beneficiaries.    Except as provided in Section 7.7 and Article X, each party hereto intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.

        11.7    Further Assurances.    The parties shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement. Each party hereto shall cooperate affirmatively with the other parties, to the extent reasonably requested by such other parties, to enforce rights and obligations herein provided.

        11.8    Notices.    Any notice or other communication provided for herein or given hereunder to a party hereto must be in writing and sent by facsimile transmission (electronically confirmed), delivered in person, mailed by first class registered or certified mail, postage prepaid, or sent by Federal Express or other overnight courier of national reputation, addressed as follows:

    If to the Company (only after Closing) or Buyer:

      Quanex Corporation
      1900 West Loop South
      Suite 1500
      Houston, TX 77027
      Attention: Terry M. Murphy
      Fax: (713) 552-1630

    and

      Quanex Corporation
      1900 West Loop South
      Suite 1500
      Houston, TX 77027
      Attention: Kevin Delaney
      Fax: (713) 626-7549

    with a copy to:

      Fulbright & Jaworski L.L.P.
      1301 McKinney
      Suite 5100
      Houston, TX 77010-3095
      Attention: Harva R. Dockery
      Fax: (713) 651-5246

    If to the Company (only prior to Closing) or the Stockholders:

      TruSeal Technologies, Inc.
      23150 Commerce Park
      Beachwood, OH 44122
      Attention: August J. Coppola
      Fax: (216) 910-1505

    with a copy to:

      Kirtland Capital Partners
      2550 SOM Center Road, Suite 105
      Willoughby Hills, OH 44094
      Attention: Michael T. DeGrandis
      Fax: (440) 585-9699

    and

      Jones Day
      North Point
      901 Lakeside Avenue
      Cleveland, Ohio 44114
      Attention: Charles W. Hardin, Jr., Esq.
      Fax: (216) 579-0212

    If to the Stockholder Representative:

      KCP Services, LLC
      2550 SOM Center Road, Suite 105
      Willoughby Hills, OH 44094
      Attention: Michael T. DeGrandis
      Fax: (440) 585-9699

    with a copy to:

      Jones Day
      North Point
      901 Lakeside Avenue
      Cleveland, Ohio 44114
      Attention: Charles W. Hardin, Jr., Esq.
      Fax: (216) 579-0212

or to such other address with respect to a party as such party notifies the other in writing as above provided.

        11.9    Complete Agreement.    This Agreement and the disclosure schedules and exhibits hereto and the other documents delivered by the parties in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the parties hereto with respect thereto. The letter of intent dated September 5, 2003, is hereby terminated.

        11.10    Captions.    The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

        11.11    Amendment.    This Agreement may be amended or modified only by an instrument in writing duly executed by the Stockholder Representative and Buyer.

        11.12    Waiver.    At any time prior to the Closing Date, the Stockholder Representative and Buyer may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by the Stockholder Representative and Buyer.

        11.13    Governing Law.    This Agreement is to be governed by, and construed and enforced in accordance with, the Laws of the State of New York, without regard to its rules of conflict of Laws.

        11.14    Submission to Jurisdiction.    Each party to this Agreement irrevocably agrees that the courts of the State of New York or the United States District Court for the Southern District of New York are to have jurisdiction and settle any claims, differences or disputes that may arise out of or in connection with this Agreement. Each of the parties to this Agreement irrevocably waives any objection it or he may now or hereafter have to the laying of venue in any proceedings in any court referred to in this Section 11.14 and any claim that any proceedings brought in any such court have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any proceedings brought in a court of the State of New York or of the United States District Court for the Southern District of New York shall be conclusive and binding on the parties to this Agreement and may be enforced in the courts of any other jurisdiction.

        11.15    Waiver of Jury Trial.    The parties to this Agreement waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or the Escrow Agreement, whether now existing or hereafter arising, and whether grounded in contract, tort, strict liability or otherwise. The parties to this Agreement agree that any of them may file a copy of this Section 11.15 with any court as written evidence of the knowing, voluntary and bargained for agreement among the parties to this Agreement irrevocably to waive trial by jury and that any proceeding whatsoever between or among them relating to this Agreement or any of the transactions described in this Agreement shall instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

        11.16    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

        11.17    Counterparts.    This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which will constitute but one instrument.

        11.18    Interpretation.    The headings preceding the text of articles and sections included in this Agreement and the headings to schedules and exhibits attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The terms as set forth in this Agreement have been arrived at after mutual negotiation with the advice of counsel representing all parties to this Agreement and, therefore, it is the intention of those parties that its terms may not be construed against any of them by reason of the fact that it was prepared by one of the parties. Unless the context otherwise requires, (a) the gender (or lack of gender) of all pronouns used in this Agreement includes the masculine, feminine and neuter; (b) references to articles, sections, exhibits and schedules refer to articles and sections of, or exhibits and schedules to this Agreement and (c)"including" means "including without limitation."

        IN WITNESS WHEREOF, Buyer and the Stockholders have executed or have caused this Agreement to be executed as of the day and year first above written.

QUANEX CORPORATION			TRUSEAL INVESTMENTS LTD.
			By:	KIRTLAND CAPITAL CORPORATION
			Its:	Managing Member
By:	Name: Title:			By:	Name: Title:
KIRTLAND CAPITAL PARTNERS II L.P.			KIRTLAND CAPITAL PARTNERS II LLC
By:	KIRTLAND CAPITAL CORPORATION		By:	KIRTLAND CAPITAL CORPORATION
Its:	General Partner		Its:	Managing Member
	By:	Name: Title:		By:	Name: Title:
JAMES L. BARATUCI			LINDA A. BARATUCI
LEE S. BURROUGHS			PENNY BURROUGHS
B. S. CASSELDEN			SANDI CASSELDEN
AUGUST J. COPPOLA			KAREN A. COPPOLA
WILLIE DOAN			THERESA DOAN
JOEL M. FALCK			JULIE R. FALCK
CLARK HALLADAY			MARION D. HALLADAY
ERIC W. JACKSON			ANGELA DAWN MICHELLE JACKSON
JOHN A. KESSLER			GLENLYN KESSLER
DONALD KITCHEN			SUE KITCHEN
JOSEPH STEVENOT			LORI E. STEVENOT
KEVIN C. ZUEGE			SUSAN JEAN ZUEGE
EDWARD JONES, CUSTODIAN FBO RICHARD MACK IRA
By:	Name: Title:

Exhibit A

STOCKHOLDERS

NAME	SHARES
Kirtland Capital Partners II L.P.	48,859.529
Kirtland Capital Company II LLC	4,240.232
TruSeal Investments Ltd.	24,231.705
Donald Kitchen	120.000
August J. Coppola and Karen A. Coppola	591.000
Joel M. and Julie R. Falck	147.502
James L. and Linda A. Baratuci	177.000
Lee S. Burroughs	175.527
B.S. Casselden	105.000
Clark Halladay	265.502
Eric W. and Angela Dawn Michelle Jackson	147.500
John A. Kessler	383.503
Kevin C. and Susan Jean Zuege	106.000
Joseph Stevenot	73.751
Willie Doan	100.000
Edward Jones, Custodian FBO Richard Mack IRA	73.751

Exhibit B

OPTIONHOLDERS

NAME	OPTIONS
August J. Coppola	2,371.00
Joel M. Falck	665.30
James L. Baratuci	665.30
Lee S. Burroughs	665.30
B.S. Casselden	580.60
Clark Halladay	580.60
Eric W. Jackson	665.30
John A. Kessler	665.30
Kevin C. Zuege	580.60

Exhibit C

ESCROW AGREEMENT

        This ESCROW AGREEMENT (this "Agreement") is made and entered into as of                             , 200    , by and among KCP Services, LLC, a Delaware limited liability company (the "Stockholder Representative"), on behalf of the former holders (the "Former Holders") of common stock of TruSeal Technologies, Inc., a Delaware corporation (the "Company"), Comerica Bank as escrow agent (the "Escrow Agent") and Quanex Corporation, a Delaware corporation ("Buyer").

Recitals

        A.    Concurrently with the execution of this Agreement, Buyer is acquiring all of the outstanding shares of capital stock of the Company pursuant to a Stock Purchase Agreement, dated as of November    , 2003, by and among the Company, Kirtland Capital Partners II L.P., a Delaware limited partnership, Kirtland Capital Company II LLC, a Delaware limited liability company, TruSeal

Investments Ltd., an Ohio limited liability company, the other stockholders of the Company listed therein and Buyer (the "Purchase Agreement").

        B.    In connection with the Purchase Agreement, a portion of the Purchase Price is to be held in an escrow account from which reimbursement is available to Buyer or any of the Buyer Indemnitees upon the terms and subject to the conditions specified in this Agreement and the Purchase Agreement.

        C.    Capitalized terms used but not defined herein will have the meanings ascribed to such terms in the Purchase Agreement.

        NOW, THEREFORE, in consideration of the covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the Stockholder Representative, the Escrow Agent and Buyer hereby agree as follows:

ARTICLE I
ESCROW

        Section 1.1    Escrow Amount.    Simultaneously with the execution and delivery of this Agreement, Buyer shall deposit with the Escrow Agent $12,000,000 (the "Escrow Amount") via wire transfer of immediately available funds to an account maintained by the Escrow Agent (the "Escrow Account"). The Escrow Agent acknowledges receipt of the Escrow Amount and agrees to hold the Escrow Amount in an interest-bearing Escrow Account and to administer the Escrow Account in accordance with this Agreement.

        Section 1.2    Investment.    The Escrow Agent shall invest and reinvest the Escrow Amount and Earnings (as defined below) in certificates of deposit of federally insured financial institutions, treasury bills or other direct federally guaranteed investments or in mutual funds invested primarily in obligations of the type described above or in such other instruments as are mutually acceptable to the Stockholder Representative and Buyer. Interest, earnings, gains on and proceeds from investment of the Escrow Amount are hereinafter referred to collectively as the "Earnings." The Escrow Agent is authorized to liquidate in accordance with its customary procedures any portion of the Escrow Account consisting of investments to provide for payments required to be made under this Agreement.

ARTICLE II
DISBURSEMENTS AND CLAIMS

        Section 2.1    Disbursements.    The Escrow Agent shall release from the Escrow Account and distribute the Escrow Amount to the Stockholder Representative and/or Buyer as set forth in this Article II.

        Section 2.2    Working Capital Adjustment.    The Escrow Agent shall pay to Buyer a portion of the Escrow Amount upon receipt by the Escrow Agent of written notice by Buyer and the Stockholder Representative (i) stating that, based on the Final Working Capital (as finally determined pursuant to Section 2.3(b) of the Purchase Agreement), the Purchase Price will be adjusted downward pursuant to Section 2.3(d) of the Purchase Agreement, (ii) setting forth the appropriate portion of the Escrow Amount to be distributed to Buyer and (iii) instructing the Escrow Agent to release the appropriate portion of the Escrow Amount to Buyer.

        Section 2.3    Disbursements to the Stockholder Representative.

        (a)   Subject to Section 2.4, on the first anniversary of the date of this Agreement (the "First Release Date"), the Escrow Agent shall pay the portion of the Escrow Amount to the Stockholder Representative on behalf of the Former Holders equal to (to the extent a positive number) $3,000,000 (plus all accumulated Earnings) less the sum of (i) all Damages (as defined below) paid to Buyer pursuant to Section 2.4 prior to the First Release Date and (ii) all Damages under all pending Notices (as defined below).

        (b)   Subject to Section 2.4, on the second anniversary of the date of this Agreement (the "Second Release Date"), the Escrow Agent shall pay the portion of the Escrow Amount to the Stockholder Representative on behalf of the Former Holders equal to (to the extent a positive number) $3,000,000 (plus all accumulated Earnings) less the sum of (i) all Damages (as defined below) paid to Buyer pursuant to Section 2.4 after the First Release Date but prior to the Second Release Date and (ii) all Damages under all pending Notices (as defined below).

        (c)   Subject to Section 2.4, on the third anniversary of the date of this Agreement (the "Third Release Date"), the Escrow Agent shall pay the portion of the Escrow Amount to the Stockholder Representative on behalf of the Former Holders equal to (to the extent a positive number) $3,000,000 (plus all accumulated Earnings) less the sum of (i) all Damages (as defined below) paid to Buyer pursuant to Section 2.4 after the Second Release Date but prior to the Third Release Date and (ii) all Damages under all pending Notices (as defined below).

        (d)   Subject to Section 2.4, on the fourth anniversary of the date of this Agreement (the "Final Release Date"), the Escrow Agent shall pay the portion of the Escrow Amount to the Stockholder Representative on behalf of the Former Holders equal to the difference between (i) the remaining Escrow Amount (including all accumulated Earnings) and (ii) the sum of all Damages under all pending Notices.

        Section 2.4    Damages and Other Disbursements.

        (a)   Buyer shall be entitled to recover from the Escrow Amount the amounts necessary to satisfy the indemnification obligations of the Former Holders under Section 10.2 of the Purchase Agreement (the "Damages").

        (b)   If Buyer is entitled to collect Damages from the Escrow Amount, the Escrow Agent shall pay to Buyer a portion of the Escrow Amount equal to the amount of any Damages specified in a certificate signed by the Stockholder Representative and Buyer (the "Joint Certificate"), setting forth the appropriate amount of the Escrow Amount to be distributed to Buyer and instructing the Escrow Agent to release the appropriate portion of the Escrow Amount to Buyer. If Buyer provides written notice (a "Notice") to the Escrow Agent and the Stockholder Representative, setting forth in reasonable detail the nature and dollar amount of any claim pursuant to which Buyer may be entitled to Damages, the Escrow Agent will hold the amount of the Escrow Amount specified in such Notice until Buyer and the Stockholder Representative deliver a Joint Certificate setting forth the appropriate amount of the Escrow Amount to be distributed to Buyer pursuant to such Notice.

        (c)   Following the resolution between Buyer and the Stockholder Representative (in accordance with Sections 10.7 and 10.8 of the Purchase Agreement) of the claim for Damages set forth in each Notice that is pending as of the First Release Date, Second Release Date and Third Release Date, the Escrow Agent shall pay to the Stockholder Representative a portion of the Escrow Amount equal to (to the extent a positive number) the amount by which the remaining Escrow Amount as of such date exceeds: (i) $9,000,000 (plus all accumulated Earnings) (if any such resolution is after the First Release Date but before the Second Release Date), (ii) $6,000,000 (plus all accumulated Earnings) (if any such resolution is after the Second Release Date but before the Third Release Date) or (iii) $3,000,000 (plus all accumulated Earnings) (if any such resolution is after the Third Release Date but before the Final Release Date), in each case less all Damages under all pending Notices, upon receipt by the Escrow Agent of a Joint Certificate setting forth the appropriate amount of the Escrow Amount to be distributed to the Stockholder Representative and instructing the Escrow Agent to release the appropriate portion of the Escrow Amount to the Stockholder Representative on behalf of the Former Holders.

        (d)   The Escrow Agent shall pay to the Stockholder Representative a portion of the Escrow Amount determined from time to time after the Final Release Date equal to (to the extent a positive number) the difference between (i) the entire remaining Escrow Amount (including any Earnings thereon) and (ii) the amounts of all claims specified in Notices that were pending as of the Final Release Date and that continue to be unresolved, upon receipt by the Escrow Agent of a Joint Certificate setting forth the appropriate amount of the Escrow Amount to be distributed to the Stockholder Representative and instructing the Escrow Agent to release the appropriate portion of the Escrow Amount to the Stockholder Representative on behalf of the Former Holders. The Escrow Account will be closed upon the distribution of the entire Escrow Amount (including any Earnings thereon) in accordance with this Article II.

        Section 2.5    Distributions by the Escrow Agent.    The Escrow Agent shall make distributions of the Escrow Amount pursuant to this Article II within two Business Days after the Escrow Agent's receipt of the requisite documentation specified in this Article II. The Escrow Agent shall make all distributions by wire transfer of immediately available funds as specified in the requisite documentation to the Escrow Agent, or in the case of the distributions to the Stockholder Representative, to the account set forth on Exhibit A.

        Section 2.6    Taxes.    The Stockholder Representative shall request that the Former Holders report their allocable share of the Earnings as their respective income, for income tax purposes, in the taxable year or years in which such income is properly includible and pay all Taxes attributable thereto. The Escrow Agent shall report the Earnings as aforesaid on Internal Revenue Service Form 1099 (or any other required Internal Revenue Service forms or tax returns) consistent with such treatment, unless otherwise required by Law, and the Escrow Agent shall withhold income tax from the Earnings to the extent required by Law (and file any required Tax Returns) and deposit such amounts with the appropriate Governmental Authority as required by Law. Promptly following the conclusion of each calendar year, the Escrow Agent shall deliver to the Stockholder Representative and Buyer a written statement of account with respect to any Earnings realized on the Escrow Amount.

ARTICLE III
MATTERS CONCERNING THE ESCROW AGENT

        Section 3.1    General.    The Stockholder Representative, on behalf of the Former Holders, and Buyer acknowledge and agree that the Escrow Agent (a) is not responsible for any of the other agreements referred to herein but is obligated only for the performance of such duties as are specifically set forth in this Agreement, (b) will not be obligated to take any legal or other action hereunder that might in its judgment involve expense or liability unless it has been furnished with indemnity acceptable to it, (c) may rely on and will be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and has no responsibility for determining the accuracy thereof and (d) may consult counsel satisfactory to it in respect of any question relating to its duties or responsibilities under this Agreement and shall not be liable for any action taken, suffered or omitted by it in good faith on the reasonable advice of that counsel.

        Section 3.2    Fees of the Escrow Agent.    The Escrow Agent is entitled to compensation for performing the duties and obligations imposed under this Agreement in accordance with the fee schedule set forth on Exhibit B. The Stockholder Representative, on the one hand, and Buyer, on the other hand, shall share equally the fees of the Escrow Agent.

        Section 3.3    Liability of the Escrow Agent.    Upon disbursement of the entire Escrow Amount and all of the Earnings thereon in accordance with the terms hereof, the Escrow Agent will be fully and finally released and discharged from any and all duties, obligations and liabilities hereunder. In the event of a dispute between any of the parties hereto as to their respective rights and interests hereunder, the Escrow Agent will be entitled to hold any and all Escrow Funds then in its possession hereunder until such dispute has been resolved by the parties in dispute and the Escrow Agent has been notified by a Joint Certificate or a decision pursuant to Section 10.8 of the Purchase Agreement. None of the Escrow Agent or any of its directors, officers or employees will be liable to anyone for any action taken or omitted to be taken by it or any of its directors, officers or employees hereunder except in the case of gross negligence, willful misconduct or fraud. The Stockholder Representative and Buyer shall, jointly and severally, indemnify the Escrow Agent and hold it harmless without limitation from and against any loss, liability or expense of any nature incurred by the Escrow Agent arising out of or in connection with this Agreement or with the administration of its duties hereunder, including, without limitation, legal fees and expenses and other costs and expenses of defending or preparing to defend against any claim of liability, unless such loss, liability or expense is caused by the Escrow Agent's gross negligence, willful misconduct or fraud.

        Section 3.4    Resignation.    The Escrow Agent may at any time resign as the Escrow Agent hereunder by providing 30 calendar days' prior written notice of resignation to the Stockholder Representative and Buyer. Prior to the effective date of the resignation as specified in such notice, the Stockholder Representative and Buyer shall issue to the Escrow Agent a Joint Certificate authorizing delivery of the Escrow Amount (and any Earnings thereon) to a successor escrow agent. If no successor escrow agent is named prior to the effective date of the resignation, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent. After the effective date of the resignation, the Escrow Agent will be under no further obligation to perform any of the duties under this Agreement other than to deliver the Escrow Amount (and any Earnings thereon) and any notices, written communications, or documents received by the Escrow Agent to the successor escrow agent. The provisions of Section 3.3 will survive the resignation of the Escrow Agent.

        Section 3.5    Removal.    The Escrow Agent may be removed (with or without cause) and a new escrow agent may be appointed upon the mutual agreement of the Stockholder Representative and Buyer. In such event, the Stockholder Representative and Buyer shall deliver a Joint Certificate to the Escrow Agent notifying the Escrow Agent of such removal together with written instructions authorizing delivery of the Escrow Amount (and any Earnings thereon) to a successor escrow agent. All power, authority, duties and obligations of the Escrow Agent will apply to any successor escrow agent. The provisions of Section 3.3 will survive the removal of the Escrow Agent.

        Section 3.6    Successors.    If the bank acting as the Escrow Agent merges or consolidates with another bank or sells or transfers all or substantially all of its assets or trust business, then the successor or resulting bank will be the Escrow Agent hereunder without the necessity of further action or the execution of any document, so long as such successor or resulting bank meets the requirements of a successor escrow agent hereunder.

ARTICLE IV
MISCELLANEOUS

        Section 4.1    Termination.    This Agreement will terminate and be of no further force or effect at the close of business on the date on which the Escrow Agent delivers to the Stockholder Representative and/or Buyer, as the case may be, all of the Escrow Funds (and any Earnings thereon) in accordance with the terms of this Agreement.

        Section 4.2    Entire Agreement.    This Agreement constitutes the entire agreement of the parties to this Agreement with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, with respect to the subject matter hereof.

        Section 4.3    Notices.    All notices, requests and other communications to any party hereunder must be in writing (including facsimile) and must be given,

  if to the Stockholder Representative, to:

    KCP Services, LLC
    2550 SOM Center Road, Suite 105
    Willoughby Hills, OH 44094-9655
    Facsimile: (440) 585-9699
    Phone: (440) 585-9010
    Attention: Michael T. DeGrandis

    with a copy to:

    Jones Day
    901 Lakeside Ave.
    Cleveland, Ohio 44114
    Facsimile: (216) 579-0212
    Phone: (216) 586-3939
    Attention: Charles W. Hardin, Jr.

  if to the Escrow Agent, to:

    Comerica Bank

    Facsimile:
    Phone:
    Attention:

  if to Buyer, to:

    Quanex Corporation
    1900 West Loop South
    Suite 1500
    Houston, TX 77027
    Attention: Terry M. Murphy
    Facsimile: (713) 552-1630
    Phone: (713) 877-5307

    and

    Quanex Corporation
    1900 West Loop South
    Suite 1500
    Houston, TX 77027
    Attention: Kevin Delaney
    Facsimile: (713) 626-7549
    Phone: (713) 877-5349

    with a copy to:

    Fulbright & Jaworski L.L.P.
    1301 McKinney
    Suite 5100
    Houston, TX 77010-3095
    Attention: Harva R. Dockery
    Facsimile: (713) 651-5246
    Phone: (713) 651-5196

or such other address or facsimile number as such party may hereafter specify for such purpose by written notice to the other party to this Agreement. Each such notice, request or other communication will be effective (a) if given by facsimile transmission, when such facsimile is transmitted to the facsimile number specified in this Section 4.3 or such other facsimile number as such party may hereafter specify in accordance with this Section 4.3 and the appropriate confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 4.3 or such other address as such party may hereafter specify in accordance with this Section 4.3.

        Section 4.4    Amendments and Waivers.

        (a)    Writing Required.    Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Stockholder Representative, the Escrow Agent and Buyer or in the case of a waiver, by the party against whom the waiver is to be effective.

        (b)    No Implied Waiver.    No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

        Section 4.5    Successors and Assigns.    The provisions of this Agreement are binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties to this Agreement or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        Section 4.6    Certain Interpretive Matters.

        (a)    Certain References.    Unless the context otherwise requires, (i) all references in this Agreement to Articles, Sections or Exhibits are to Articles, Sections or Exhibits of or to this Agreement and (ii) words in the singular include the plural and vice versa. All references to "$" or dollar amounts are to lawful currency of the United States of America.

        (b)    Titles and Headings.    Titles and headings to Sections in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. No provision of this Agreement is to be interpreted in favor of, or against, either of the parties to this Agreement by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

        Section 4.7    Governing Law.    This Agreement is to be construed in accordance with and governed by the internal substantive law of the State of New York regardless of the laws that might otherwise govern under principles of conflict of laws applicable thereto. If Buyer and the Stockholder Representative have any dispute with respect to any Notice delivered by Buyer to the Escrow Agent pursuant to Section 2.4, such dispute will be resolved in accordance with Sections 10.7 and 10.8 of the Purchase Agreement.

        Section 4.8    Severability.    If any provision of this Agreement is determined by a Governmental Authority to be invalid, void or unenforceable, the remainder of the provisions of this Agreement will remain in full force and effect and shall in no way be affected, impaired or invalidated.

        Section 4.9    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and to this Agreement were upon the same instrument. This Agreement will become effective when each party to this Agreement has received counterparts hereof signed by the other party to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

STOCKHOLDER REPRESENTATIVE: KCP SERVICES, LLC
By:	Name: Title:
ESCROW AGENT: COMERICA BANK
By:	Name: Title:
BUYER: QUANEX CORPORATION
By:	Name: Title:

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TABLE OF CONTENTS
SCHEDULES AND EXHIBITS
STOCK PURCHASE AGREEMENT
RECITALS
ARTICLE I DEFINITIONS
ARTICLE II SALE AND PURCHASE
ARTICLE III CLOSING AND DELIVERIES
ARTICLE VIII CONDITIONS TO CLOSING
ARTICLE IX TERMINATION OF AGREEMENT
ARTICLE X REMEDIES
Exhibit A STOCKHOLDERS
Exhibit B OPTIONHOLDERS
Exhibit C ESCROW AGREEMENT
ARTICLE I ESCROW
ARTICLE II DISBURSEMENTS AND CLAIMS
ARTICLE III MATTERS CONCERNING THE ESCROW AGENT
ARTICLE IV MISCELLANEOUS